Exhibit 99.2

SHARES PURCHASE AGREEMENT

May 22, 2025

THIS **SHARE PURCHASE AGREEMENT** (the "Agreement") is dated as of May 22, 2025 ("Effective Date") by and among Gaderway Investments Limited, a British Virgin Islands company (the "Seller"), Tai Wai (Stephen) Lam (林大炜) ███████████████████ Chi Weng Tam (谭志荣) ████████████████████ (collectively "Controlling Shareholders"), Fire Lucky Investment Co., Ltd., a Cayman Islands company (the "Purchaser"). Seller, Controlling Shareholders and Purchaser individually as the "Party" and collectively as the "Parties."

WHEREAS, mF International Limited (the "ListCo"), a British Virgin Islands company, is authorised to issue an unlimited number of no par value Shares in the following class (a) an unlimited number of Class A Ordinary Shares; and (b) an unlimited number of Class B Ordinary Shares. As of the date of this Agreement, the ListCo has an aggregate of 13,251,667 ordinary shares in issue and outstanding, no par value, comprising 4,204,775 Class A Ordinary Shares and 9,046,892 Class B Ordinary Shares are outstanding;

WHEREAS, as of the date of this Agreement and immediately prior to Closing (as defined hereafter), Seller is the registered holder of 9,046,892 Class B Ordinary Shares, which represents approximately 68.27% of the issued and outstanding ordinary shares of the ListCo (the "Shares");

WHEREAS, the Purchaser desires to purchase 9,046,892 Class B Ordinary Shares (which share number may be adjusted accordingly if the Reverse Share Split (as defined below) is completed) from the Seller (the "Seller Shares") and the Seller desires to sell the Seller Shares to the Purchaser on the terms and conditions set forth in this Agreement (the "Transaction").

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Controlling Shareholders, the Seller and the Purchaser agree as follows:

SECTION 1

DEFINITIONS

1.1   Terms. For purposes of this Agreement, the following capitalized terms have the following meanings:

"Action" means any action, suit, audit, examination, investigation, arbitration or legal, judicial or administrative proceeding (whether at law or in equity) by or before any Governmental Authority.

"Acquisition Proposal", with respect to the ListCo and its Subsidiaries, means any offer, inquiry, indication of interest or proposal relating to any transaction or series of related transactions involving: (a) the sale, license, lease, transfer, disposition or acquisition of all or a substantial portion of (excluding sales of inventory and non-exclusive licensing of the ListCo and its Subsidiaries' products or services in the ordinary course of business consistent with past practice) the business or assets of the ListCo or any of its Subsidiaries; (b) the issuance, disposition or acquisition of (i) any shares or other equity interests of the ListCo or any of its Subsidiaries (including the Seller Shares), (ii) any option, call, warrant or right (whether or not immediately exercisable) to acquire any shares or other equity interests of the

ListCo or any of its Subsidiaries or the Seller Shares, or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for any shares or other equity interests of the ListCo or any of its Subsidiaries or the Seller Shares; (c) any merger, consolidation, share exchange, business combination, reorganization, recapitalization or similar transaction involving the ListCo or any of its Subsidiaries; (d) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the ListCo or any of its Subsidiaries; or (e) any combination of the foregoing; *provided*, *however*, that the transactions between the Purchaser and Warrantors contemplated by this Agreement will not be deemed an Acquisition Proposal.

"Affiliate" means, with respect to any specified Person, any Person that, directly or indirectly, Controls, is Controlled by, or is under common Control with, such specified Person, through one or more intermediaries or otherwise.

"Anti-Corruption Laws" means (a) the US Foreign Corrupt Practices Act of 1977 and the rules and regulations issued thereunder; (b) the Prevention of Bribery Ordinance (Chapter 201) of Hong Kong; (c) provisions in the Criminal Law of the PRC and the Anti-Unfair Competition Law of the PRC that deal with bribery and corruption; in the case the above each as supplemented, amended, re-enacted or replaced from time to time; and (d) any other applicable law that relates to bribery or corruption.

"Board" means with respect to the ListCo, its board of directors; with respect to any other Person, its board of directors or such other organization with the power to direct or cause the direction of the management and policies of the applicable Person.

"Business Day" means a day other than a Saturday, Sunday or public or statutory holiday in Hong Kong and any day on which a tropical cyclone warning No. 8 or above is hoisted or remains hoisted between 9:00 a.m. and 12:00 noon and is not lowered at or before 12:00 noon or on which a "black" rainstorm warning signal is hoisted or remains in effect between 9:00 a.m. and 12:00 noon and is not discontinued at or before 12:00 noon) on which licenced banks in Hong Kong are generally open for business in Hong Kong throughout their normal business hours.

"Code" means the Internal Revenue Code of 1986, as amended.

"Consent" means any approval, consent, clearance, waiver, exemption, completion of filing, waiting period expiration or termination, Governmental Order or other authorization issued by or obtained from any Governmental Authority.

"Control" means the ownership of a majority of the voting securities of the applicable Person or the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the applicable Person, whether through ownership of voting securities, by contract or otherwise, and the terms "Controlled" and "Controlling" have meanings correlative thereto.

"Confidential Information" means, with respect to a Party, all confidential or proprietary documents and information concerning such Party or any of its Affiliates and its and their respective Representatives, disclosed by or on behalf of such Party (or any of its Representatives) to another Party (or any of its Representatives) in connection with this Agreement or any other Transaction Agreement or the transactions contemplated hereby or thereby; *provided*, *however*, that Confidential Information shall not include any information which, (i) is or becomes generally available publicly not due to any disclosure in breach of this Agreement or (ii) at the time of the disclosure by such Party or its Representatives, was previously known by such receiving Party or its Representatives without violation of Law or any confidentiality obligation by such receiving Party or its Representatives.

"Contracts" means any legally binding contracts, agreements, licenses, subcontracts, leases, subleases, franchise and other legally binding commitment.

"Data Security Requirements" means all of the following, in each case to the extent relating to any Processing of any Personal Information or any IT Systems, any privacy, security or security breach notification requirements, or any matters relating to data privacy, protection or security, and applicable to the ListCo or any of its Subsidiaries, the conduct of their businesses, any IT Systems, or any Personal Information Processed by or on behalf of the ListCo or any of its Subsidiaries or any IT Systems: (i) applicable Laws, including Laws related to data privacy, data security, cybersecurity or national security; (ii) the ListCo's and each of its Subsidiary's own respective internal and external rules, policies, and procedures; (iii) industry standards, requirements of self-regulatory bodies, and codes of conduct which the ListCo or any of its Subsidiaries purports to comply with or be bound by, or otherwise applicable to the industries in which any of them operate; and (iv) Contracts which the ListCo or any of its Subsidiaries is bound by or has made.

"Environmental Laws" means any and all applicable Laws relating to pollution, protection of the environment (including natural resources) and, to the extent related to exposure to Hazardous Materials, public or worker health and safety, or the use, storage, emission, distribution, transport, handling, disposal or release of, or exposure of any Person to, Hazardous Materials.

"Equity Securities" means, with respect to any Person, (i) any shares of capital or capital stock, registered capital, partnership, membership, joint venture or similar interest, or other voting securities of, or other ownership interest in, such Person, (ii) any securities of such Person (including debt securities) convertible into or exchangeable or exercisable for shares of capital or capital stock, partnership, membership, joint venture or similar interest, or other voting securities of, or other ownership interests in, such Person, (iii) any warrants, calls, options or other rights to acquire from such Person, or other obligations of such Person to issue, any shares of capital or capital stock, partnership, membership, joint venture or similar interest, or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable or exercisable for shares of capital or capital stock, partnership, membership, joint venture or similar interest, or other voting securities of, or other ownership interests in, such Person, and (iv) any restricted shares, stock appreciation rights, restricted units, performance units, contingent value rights, "phantom" stock or similar securities or rights (including, for the avoidance of doubt, interests with respect to an employee share ownership plan) issued by or with the approval of such Person that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital or capital stock or other voting securities of, other ownership interests in, or any business, products or assets of, such Person.

"Escrow Agent" means KS NG LAW OFFICE, a firm of solicitors of Room 2502, 25/F, China Insurance Group Building, 141 Des Voeux Road Central, Central, Hong Kong.

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

"Fundamental Representations" mean (x) with respect to the Warrantors, Section 3.1 (a), Section 3.1 (b), Section 3.1 (c), Section 3.1 (f), Section 3.1 (g), Section 3.1 (h), Section 3.2 (a), Section 3.2 (b), Section 3.2 (c), Section 3.2 (f), Section 3.2 (i), Section 3.2 (j); and (y) with respect to the Purchaser, Section 3.3 (a) and Section 3.3 (b).

"GAAP" means the accounting principles generally accepted in the United States of America.

"Government Official" means any officer or employee of a Governmental Authority or any department, agency or instrumentality thereof, including state-owned or -controlled entities, or of a public organization or any individual acting in an official capacity for or on behalf of any such Governmental Authority, department, agency, or instrumentality or on behalf of any such public organization.

"Governmental Authority" means any federal, state, provincial, municipal, local or foreign government, governmental authority, legislative, judicial, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, stock exchange or similar securities regulatory body, arbitral body (public or private) or tribunal.

"Governmental Order" means any order, judgment, injunction, decree, writ, ruling, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

"Hazardous Material" means material, substance or waste that is listed, regulated, or otherwise defined as "hazardous," "toxic," or "radioactive," or as a "pollutant" or "contaminant" (or words of similar intent or meaning) under Environmental Laws, including petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, per and polyfluoroalkyl substances, flammable or explosive substances, or pesticides.

"Hong Kong" means the Hong Kong Special Administrative Region of the PRC.

"Indebtedness" means, with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, and any amount required to redeem any redeemable securities, (b) the principal and interest components of capitalized lease obligations under GAAP, (c) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers' acceptances and other similar instruments, (d) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (e) the unpaid Taxes for all taxable periods (or portions thereof) ending on or prior to the Closing Date, calculated on a jurisdiction-by-jurisdiction basis in amounts not less than zero, (f) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (g) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including "earn outs" and "seller notes", (h) unpaid management fees, (i) unpaid bonus, severance and deferred compensation obligations (whether or not accrued), together with the employer portion of any payroll Taxes due on the foregoing amounts, (j) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the Transaction in respect of any of the items in the foregoing clauses (a) through (i), and (k) all Indebtedness of another Person referred to in clauses (a) through (j) above guaranteed directly or indirectly, jointly or severally.

"Intellectual Property" means all intellectual property, industrial property and proprietary rights anywhere in the world, including: (i) patents, patent applications, patent disclosures, invention disclosures, industrial designs, utility models, design patents and inventions (whether or not patentable), (ii) trademarks, service marks, trade names, trade dress, corporate names, logos, and other indicia of source or origin, and all registrations, applications and renewals in connection therewith, together with all goodwill associated therewith, (iii) copyrights, works of authorship, moral rights, and all registrations and applications in connection therewith, (iv) internet domain names and social media accounts, (v) trade secrets, know-how and confidential information, and (vi) Software.

"IT Systems" means all Software, computer systems, servers, networks, computer hardware and equipment, data processing, information, record keeping, communications, telecommunications, interfaces, platforms, and peripherals, and other information technology platforms, networks and systems that are owned or controlled by the ListCo or any of its Subsidiaries or used in the conduct of their businesses, in each case, whether outsourced or not, together with data and information stored or contained in, or transmitted by, any of the foregoing, and documentation relating to any of the foregoing.

"Knowledge" or "knowledge" means, with respect to the ListCo, the knowledge that each member of the ListCo Board (other than independent directors as disclosed in the SEC Reports) and senior management actually has, or the knowledge that any of them would have actually had following a reasonable inquiry; with respect to any Warrantor, the knowledge that each member of the Board and senior management of any Warrantor (including the Controlling Shareholders) actually has, or the knowledge that any of them would have actually had following a reasonable inquiry; with respect to the Purchaser, the knowledge that each director and senior management of the Purchaser actually has, or the knowledge that any of them would have actually had following a reasonable inquiry.

"Law" means any statute, act, code, law (including common law), ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

"Lien" means any mortgage, charge, deed of trust, pledge, license, covenant not to sue, option, right of first refusal, offer or negotiation, hypothecation, encumbrance, easement, security interests, contract or understanding regarding acquisition or disposition of Equity Securities, preemptive right or similar arrangement, proxy or other voting arrangement, or other lien of any kind (other than, in the case of a security, any restriction on transfer of such security arising under Securities Laws).

"ListCo Share" means each ordinary share of ListCo.

"ListCo Class A Share" means each Class A ordinary share of ListCo.

"ListCo Class B Share" means each Class B ordinary share of ListCo.

"ListCo Group Company" means each of ListCo and its Subsidiaries.

"ListCo Impairment Effect" means an effect, development, circumstance, fact, change or event that (i) has a material adverse effect on the ability of ListCo to consummate the Transaction, which shall include the failure by ListCo to maintain ListCo's continuous listing on, or the continuous listing of ListCo Class A Shares on, the Nasdaq, or (ii) would reasonably be expected to result in liability to or obligations of (x) any Warrantor or ListCo in an amount in excess of $25,000 or (y) any of ListCo Subsidiaries in an amount in excess of $100,000.

"ListCo Organizational Documents" means the Organizational Documents of ListCo, as amended and/or restated (where applicable).

"ListCo Shareholders" means any holder of ListCo Shares.

"ListCo Shares" means the ListCo Ordinary Shares.

"Material Adverse Effect" means an effect, development, circumstance, condition, fact, change, event or occurrence (each, "Effect") that, individually or in the aggregate, has had or would reasonably be expected to have, a material adverse effect on the assets, properties, liabilities, financial condition, business, results of operations or prospects of (x) the ListCo and its Subsidiaries, taken as a whole, or (y) or prevent or materially delay the consummation of the Transaction on or prior to the Termination Date; provided, however, that, solely with respect to the foregoing clause (x), in no event would any of the following (or any Effect resulting from any of the following), be deemed to constitute, or be taken into account in determining whether there has been or will be, a "Material Adverse Effect": (a) any change in Law, regulatory policies, accounting standards or principles (including GAAP) or any guidance relating thereto or interpretation thereof, in each case after the date hereof; (b) any change in interest rates or economic, political, business or financial market conditions generally (including any changes in credit, financial, commodities, securities or banking markets); (c) any epidemic, pandemic or disease outbreak; (d) any weather conditions, earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, or act of God; (e) any acts of terrorism, sabotage, war, riot, the outbreak or escalation of hostilities, or change in geopolitical conditions; provided, further, that any Effect referred to in clauses (a), (b), (c), (d) or (e) above may be taken into account in determining if a Material Adverse Effect has occurred only to the extent it has a disproportionate and materially adverse effect on the assets, properties, liabilities, financial condition, business, results of operations or prospects of the ListCo and its Subsidiaries, taken as a whole, relative to other similarly situated businesses in the industries in which the ListCo and its Subsidiaries operate as described in Item 4 of the ListCo's Form 20-F for the year ended December 31, 2024, as filed with SEC. For the avoidance of doubt, the non-compliance with minimum bid price requirement (as set forth under Nasdaq Listing Rule 5550(a)(2)) as disclosed as at the date hereof shall not constitute a Material Adverse Effect.

"Nasdaq" means The Nasdaq Stock Market LLC.

"Organizational Documents" means, with respect to any Person that is not an individual, the articles or certificate of incorporation, registration or organization, bylaws, memorandum and articles of association, limited partnership agreement, partnership agreement, limited liability company agreement, shareholders agreement and other similar organizational documents of such Person.

"Owned Intellectual Property" means all Intellectual Property that is owned by the ListCo or its Subsidiaries.

"Person" means any individual, corporation, company, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other organization or entity of any kind or nature.

"Personal Information" means any data or information that (i) identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular individual, household, or device, including any personally identifiable data (*e.g.*, name, address, phone number, and email address), or (ii) is otherwise protected by or subject to any applicable Law or referred to as "personal information", "personal data", "personally identifiable information", "protected health information" or a similar term.

"PRC" means the People's Republic of China, but for purposes of this Agreement, excluding Hong Kong, the Macau Special Administrative Region and Taiwan.

"Process" (or "Processing" or "Processed") means any access, collection, use, processing, storage, sharing, distribution, transfer, disclosure, sorting, treatment, manipulation, interruption, performance of operations on, enhancement, aggregation, alteration, destruction, security or disposal of any data of information (including Personal Information), or any IT System.

"Proposed Shareholder Meeting" means the 2025 annual general meeting of the ListCo to be held on May 30, 2025, with all proposals announced in the Form 6-K furnished by the ListCo with the SEC on May 8, 2025, as amended on May 14, 2025.

"Regulatory Approvals" means all necessary actions or non-actions, waivers or Consents by, of, to or in respect of any competent Governmental Authority to the extent required for the consummation of the Transaction.

"Related Party" means (a) any member, shareholder or equity interest holder who, together with its Affiliates, directly or indirectly holds no less than 5% of the total issued share capital of the ListCo or any of its Subsidiaries, (b) any director or officer of the ListCo or any of its Subsidiaries, (c) any other Person that (x) is Relative of any Person under (a) or (b) or (y) is directly or indirectly Controlled by any such Relative or any Person under (a) or (b), in each case of clauses (a), (b) and (c), excluding the ListCo or any of its Subsidiaries. "Relative" of a natural person means any spouse, parent, step-parents, mother-in-law, father-in-law, child, lineal descendants (including by adoption), sibling, brothers-and-sisters-in-law, siblings of parents, siblings of step-parents, estates or heirs of such person.

"Representative" means, as to any Person, any of the officers, directors, managers, employees, counsel, accountants, financial advisors, consultants, agents and other representatives of such Person.

"Reverse Share Split" means that each of the issued and outstanding 4,204,775 Class A ordinary shares of the ListCo of no par value, each with 1 vote per, and 9,046,892 Class B ordinary shares of the ListCo of no par value, each with 20 votes per share, be consolidated on a 8:1 basis, as proposed to be approved at the Proposed Shareholder Meeting.

"Schedules" means the disclosure schedules prepared by the Warrantors and delivered to the Purchaser on the date hereof.

"SEC" means the United States Securities and Exchange Commission.

"Securities Act" means the United States Securities Act of 1933.

"Securities Laws" means the securities Laws of United States and the rules and regulations promulgated thereunder (including the Securities Act and the Exchange Act and the rules and regulations thereunder).

"Security Incident" means actual, suspected, alleged or potential cyber or security incident with respect to any system (including IT Systems) or any data or information (including Personal Information), including any occurrence that actually or potentially likely jeopardizes the confidentiality, integrity, or availability of any system or any data or information, and any incident of security breach or intrusion, or denial of service, or any unauthorized Processing of any IT System or any data or information, or any loss, distribution, compromise or unauthorized access to, or disclosure of, any of the foregoing.

"Social Security Benefits" means any social insurance, pension insurance benefits, medical insurance benefits, work-related injury insurance benefits, maternity insurance benefits, unemployment insurance benefits and public housing provident fund benefits or similar benefits, in each case as required by any applicable Law or contractual arrangements.

"Software" means (i) software of any type, including computer programs, applications, middleware, software development kits, libraries, tools, interfaces, firmware, compiled or interpreted programmable logic, objects, bytecode, machine code, games, software implementations of algorithms, models and methodologies, in each case, whether in source code or object code form, (ii) data and databases, and (iii) documentation related to any of the foregoing; together with intellectual property, industrial property and proprietary rights in and to any of the foregoing.

"Subsidiary" means, with respect to a Person, any corporation, company or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the Equity Securities having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation, company or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member, including those controlled through a variable-interest-entity structure or other similar contractual arrangement, and those whose assets and financial results are consolidated with the net earnings of such Person and are recorded on the books of such Person for financial reporting purposes in accordance with applicable accounting principles.

"Subsidiary Permissible Exemption" means a circumstances with respect to one of ListCo's Subsidiaries only, but not ListCo itself, which circumstance has not had, and would not reasonably be expected to have a Material Adverse Effect.

"Tax" means any federal, state, provincial, territorial, local, foreign and other net income tax, alternative or add-on minimum tax, franchise tax, gross income, adjusted gross income or gross receipts tax, employment related tax (including employee withholding or employer payroll tax, social security or national health insurance), ad valorem, transfer, franchise, license, excise, severance, stamp, occupation, premium, personal property, real property, escheat or unclaimed property, capital stock, profits, disability, registration, value added, estimated, customs duties, and sales or use tax, commodity tax or other tax or like assessment or charge, in each case imposed by any Governmental Authority, together with any interest, indexation, penalty, addition to tax or additional amount imposed with respect thereto (or in lieu thereof) by a Governmental Authority.

"Tax Return" means any return, report, statement, refund, claim, declaration, information return, statement, estimate or other document filed or required to be filed with a Governmental Authority in respect of Taxes, including any schedule or attachment thereto and including any amendments thereof.

"Trade Control Laws" means those Laws applicable to the ListCo or any of its Subsidiaries regulating the export, reexport, transfer, disclosure or provision of commodities, software, technology, defense articles or defense services, or imposing trade control sanctions or restrictions on countries, individuals or entities including: the Export Administration Act of 1979 (Public Law 96-72, as amended); the Export Administration Regulations (15 C.F.R. Parts 730-774); the International Emergency Economic Powers Act (Public Law 95-223); the Trading with the Enemy Act (50 U.S.C. App. §§ 1-44); the Arms Export Control Act (Public Law 90-629); ITAR (22 C.F.R. Parts 120-130); export and import Laws and regulations administered by the Bureau of Alcohol, Tobacco, Firearms and Explosives (27 C.F.R. Chapter II); the Foreign Trade Regulations (15 C.F.R. Part 30); Laws and restrictions administered by OFAC (31 C.F.R. Part 500 et seq.); any other Laws implementing Sanctions; U.S. and non-U.S. customs Laws; and any other export controls Laws administered by a U.S. Governmental Authority, or by any foreign Governmental Authority to the extent applicable and to the extent compliance with such Laws is not prohibited or penalized by applicable U.S. Law.

"Transaction Agreements" means this Agreement and all the agreements, documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

"Warrantors" means the Controlling Shareholders and the Seller.

1.2   Construction.

(a)   Unless expressly stated otherwise, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms "hereof," "herein," "hereby," "hereto" and derivative or similar words refer to this entire Agreement, (iv) the terms "Article", "Section", "Schedule", "Exhibit" and "Annex" refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word "including" shall mean "including without limitation," (vi) the word "or" shall be disjunctive but not exclusive and have the meaning represented by the term "and/or", (vii) the phrase "to the extent" means the degree to which a subject matter or other thing extends, and such phrase shall not mean simply "if", and (viii) the words "shall" and "will" have the same meaning.

(b)   Unless expressly stated otherwise, references to Contracts shall be deemed to include all subsequent amendments and other modifications thereto (subject to any restrictions on amendments or modifications set forth in this Agreement).

(c)   Unless expressly stated otherwise, references to statutes shall include all regulations promulgated thereunder and references to Laws shall be construed as including all Laws consolidating, amending or replacing the Law.

(d)   The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party.

(e)   Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(f)   The phrases "provided to" , "delivered to", "furnished to," or "made available to" a Party and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been made available to that Party no later than 11:59 p.m. (Hong Kong time) on the day prior to the date of this Agreement by delivery to that Party or its legal counsel via electronic mail or hard copy form.

(g)   References to "$" or "dollar" or "US$" shall be references to United States dollars.

1.3   Table of Defined Terms

Term	Section
"Agreed ListCo Board Composition"	Section 4.12
"Agreement"	Preamble
"Benefit Plans"	Section 3.2(m)(i)
"Closing"	Section 2.3
"Closing Date"	Section 2.3
"Controlling Shareholders"	Preamble
"Designated Parties"	Section 3.2(h)(ii)
"DPA"	Section 3.2(v)
"Effective Date"	Preamble
"Enforceability Exceptions"	Section 3.1(b)
"Expenses"	Section 9.5
"Federal Securities Laws"	Section 3.2(g)(i)
"Final Installment"	Section 2.4
"First Installment"	Section 2.4
"Indemnified Party"	Section 8.3
"Indemnifying Party"	Section 8.3
"Interim Period"	Section 4.1(a)
"Leased ListCo Real Property"	Section 3.2(r)(ii)

"ListCo"	Recitals
"ListCo Leases"	Section 3.2(r)(ii)
"ListCo Permits"	Section 3.2(h)(i)
"Losses"	Section 8.1
"Material ListCo Contracts"	Section 3.2(k)(ii)
"Party"	Preamble
"Payment Account"	Section 2.4
"Permitted Purposes"	Section 4.6
"Permitted Securities Law Restriction"	Section 3.1(g)
"Personal Information"	Section 3.2(s)(iv)
"Purchase Price"	Section 2.1
"Purchaser"	Preamble
"Purchaser Director"	Section 4.12
"Released Parties"	Section 4.7
"Releasing Parties"	Section 4.7
"Restricted Countries"	Section 3.2(h)(ii)
"Sanction"	Section 3.2(h)(ii)
"Sanctioned Parties"	Section 3.2(h)(ii)
"Sarbanes-Oxley Act"	Section 3.2(g)(i)
"SEC Reports"	Section 3.2(g)(i)
"Second Installment"	Section 2.4
"Seller"	Preamble
"Seller Shares"	Recitals
"Shares"	Recitals
"SIAC"	Section 9.12
"SIAC Rules"	Section 9.12
"Subsidiary Permits"	Section 3.2(h)(i)
"Termination Date"	Section 6.1(f)
"Third-Party Claim"	Section 8.3
"Transaction"	Recitals
"VAT"	Section 3.2(i)(vi)

SECTION 2

PURCHASE AND SALE

2.1 The Purchase and Sale. Subject to the terms and conditions set forth in this Agreement, at the Closing (as defined below) the Seller shall sell to the Purchaser and the Purchaser shall purchase the Seller Shares for an aggregate purchase price of US$7,800,000 ("Purchase Price").

2.2 Deliveries. The Parties shall deliver or shall cause to be delivered the following:

(a) On the Closing Date (as defined below), the Seller shall deliver (i) a certified book entry statement, circulated by the transfer agent by email, reflecting the Purchaser's ownership of all the Seller Shares, to the Purchaser and within 15 business days from Closing, the Seller shall deliver a book entry statement certified by the transfer agent of the ListCo to a representative (designated in writing by the Purchaser prior to the Closing) of the US office of the Purchaser's legal adviser, Orrick, Herrington & Sutcliffe LLP, (ii) a

certified copy of the relevant page of the register of members of the ListCo reflecting the Purchaser as the owner of Seller Shares.

2.3   Closing. The closing ("Closing") of the purchase and sale of the Seller Shares under this Agreement shall occur on a date and time as agreed to in writing by the Parties; provided, however, the Closing shall in no event be later than ten (10) Business Days (or such other date as agreed by the Purchaser and the Seller) following the date after the satisfaction or waiver of the last of the conditions set forth in Section 5 to be satisfied or if permissible, waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of such conditions at the Closing), or at such other date or place or time as may be agreed to in writing by the Parties. The date of the Closing is hereinafter referred to as the "Closing Date."

2.4   Payment. As of the date of this Agreement, the Purchaser has paid the US$780,000 of the Purchase Price (the "First Installment") by delivering a check dated on the same date to the Seller.

On the date agreed by the Parties, the Purchaser shall deliver or procure the delivery the US$6,020,000 of the Purchase Price (the "Second Installment") in the form of bank draft or cashier order (the form of which has been confirmed by the Seller) to the Escrow Agent and the Second Installment shall be released according to the escrow arrangement.

Upon Closing, the Purchaser shall deliver to the Seller a check (which can be cashed on or after the first anniversary of the Closing Date) in the amount of the remaining Purchase Price (the "Final Installment"), provided that there is no breach of any representation, warranty, covenant or agreement hereunder on the part of any Warrantor. In the event that the Purchaser transfers any Seller Shares to any party in violation of Section 4.14, the Final Installment shall be paid immediately.

SECTION 3

REPRESENTATIONS AND WARRANTIES

3.1   Representations and Warranties of Seller Parties. Warrantors, jointly and severally, hereby make the following representations and warranties to the Purchaser as of the date of this Agreement and as of the Closing Date:

(a)   Corporate Organization/Capacity. Each Warrantor (who is not an individual) is duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization and has the corporate power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted. Seller has made available to the Purchaser true and correct copies of such Warrantor's Organizational Documents as in effect as of the date hereof. Seller is duly licensed or qualified and in good standing (where such concept is applicable) in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to prevent or delay or impair the ability of such Warrantor to consummate the Transaction or otherwise have a ListCo Impairment Effect. Each Warrantor (who is individual) is of full age and sound mind and has had no order made or receiver appointed in respect of himself under applicable Laws in any jurisdiction which would prevent him from being bound by this Agreement, nor has any step or procedure been taken in any jurisdiction which would restrict his ability or legal capacity to enter into this Agreement or would require the approval or a third party or any authority.

(b)   Due Authorization. Each Warrantor has all requisite power and authority to execute and deliver this Agreement, and each other Transaction Agreement to which it is a party and to perform its obligations hereunder and thereunder and to consummate the Transaction. The execution, delivery and performance of this Agreement, and such other Transaction Agreements and the consummation of the Transaction have been duly and validly authorized and approved by the board of directors of each Warrantor (who is not an individual) and no other corporate or equivalent proceeding on the part of any Warrantor is necessary to authorize this Agreement, or such other Transaction Agreements or such Warrantor's performance hereunder or thereunder. This Agreement has been, and each of such other Transaction Agreement (when executed and delivered by such Warrantor) will be, duly and validly executed and delivered by each Warrantor and, assuming due authorization and execution by each other party hereto and thereto, this Agreement constitutes, and each of such other Transaction Agreement will constitute a legal, valid and binding obligation of such Warrantor, enforceable against each Warrantor in accordance with its terms, subject to subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting or relating to creditors' rights generally and subject, as to enforceability, to general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law (the "Enforceability Exceptions").

(c)   No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Schedule 3.1(c), the execution, delivery and performance of this Agreement and any other Transaction Agreement to which any Warrantor is a party, and the consummation of the Transaction do not and will not (i) conflict with or violate any provision of, or result in the breach of any Warrantor's Organizational Documents, (ii) contravene or conflict with or constitute a violation of any provision of any Law or Governmental Order binding on or applicable to any Warrantor, (iii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, any of the terms, conditions or provisions of any Contract to which any Warrantor is a party, or (iv) result in the creation of any Lien upon any of the properties or assets of any Warrantor.

(d)   Litigation and Proceedings. There are no, and during the past two years there have been no, pending or, to the Knowledge of any Warrantor, threatened Actions by or against any Warrantor that (i) are in connection with the Seller Shares, or (ii) if adversely decided or resolved, had, or would reasonably be expected to (x) result in liability to or obligations of any Warrantor in an amount in excess of $100,000 individually or $200,000 in the aggregate, or (y) otherwise have, individually or in the aggregate, a ListCo Impairment Effect; and there are no facts or circumstances that would give rise to any such Action. There is no Governmental Order currently imposed upon any Warrantor that would reasonably be expected to (i) result in liability to or obligations of any Warrantor in an amount in excess of $100,000 individually or $200,000 in the aggregate, or (ii) otherwise have, individually or in the aggregate, a ListCo Impairment Effect. No Warrantor is a party to any settlement or similar agreement regarding any of the matters set forth in the two preceding sentences that contains any ongoing obligations, restrictions or liabilities (of any nature) that would reasonably be expected to (i) result in liability to or obligations of any Warrantor in an amount in excess of $100,000 individually or $200,000 in the aggregate, or (ii) otherwise have, individually or in the aggregate, a ListCo Impairment Effect.

(e)   Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of the Purchaser contained in this Agreement, no action by, consent, approval, permit or authorization of, or designation, declaration or filing with, any Governmental Authority or notice, approval, consent waiver or authorization from any Governmental Authority is required on the part of any Warrantor with respect to the execution, delivery and performance of this Agreement and the other Transaction Agreements by such Warrantor to which it is or will be a party and the consummation of the Transaction, except for the filing with the SEC of such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the other Transaction Agreements or the Transaction.

(f)   Brokers' Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders' fee, underwriting fee, deferred underwriting fee, commission or other similar payment in connection with the Transaction or any other potential transaction considered or engaged based upon arrangements made by or on behalf of any Warrantor.

(g)   Title to Seller Shares. As of the date hereof and the Closing Date, (i) the Seller is the sole legal and direct beneficial owner of the Seller Shares; (ii) the Seller Shares are free and clear of any Taxes and Liens. The Seller Shares, when sold and transferred and paid for in accordance with the terms of this Agreement, will be validly transferred, fully paid and non-assessable with the Purchaser being entitled to all rights accorded to a holder of Seller Shares, free from all taxes and Liens. The Seller Shares to be sold and transferred are not and will not be as of the Closing Date subject to any transfer restriction, other than the restriction that the Seller Shares have not been registered under the Securities Act and, therefore, cannot be resold unless they are registered under the Securities Act or in a transaction exempt from or not subject to the registration requirements of the Securities Act (the "Permitted Securities Law Restriction"). Upon the transfer of the Seller Shares to the Purchaser pursuant to the terms and conditions of this Agreement, the Purchaser will acquire good and marketable title, and will be the sole legal and beneficial owner of such Seller Shares, free and clear of any Liens or transfer restrictions (other than the Permitted Securities Law Restriction). As of the date hereof and the Closing Date, the Controlling Shareholders are the 100% legal and direct beneficial owners of all the Equity Securities of the Seller and they hold these Equity Securities free and clear of any Taxes and Liens.

(h)   As of the Closing Date and except for the Seller Shares, the Seller does not have rights to become the beneficial owner of the Shares or other Equity Securities or other securities of ListCo (whether such right is exercisable immediately or only after the passage of time or the occurrence of conditions) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, rights, warrants or options, or otherwise, whether or not currently exercisable.

(i)   Exempt Offering. Assuming the accuracy of the Purchaser's representations and warranties in Section 3.3, the offer and sale of the Seller Shares under this Agreement are or will be exempt from the registration requirements and prospectus delivery requirements of the Securities Act, and from the registration or qualification requirements of any other applicable securities Laws and regulations.

(j)   There is no Tax or other amount required to be deducted and withheld under applicable Law with respect to any payment hereunder to the Seller.

(k)   The Proposed Shareholder Meeting will have been held prior to the Closing and all proposed resolutions at the Proposed Shareholder Meeting will have been duly passed and adopted.

(l)   The Seller is not a "U.S. Person" as defined by Regulation S of the Securities Act. The Seller acknowledges that it was not in the United States at the time the offer to sell the Seller Shares was made to the Purchaser and that all substantive negotiations and communications between the Seller and the Purchaser have occurred outside the United States.

(m)   The Seller Shares held by the Seller are not subject to any outstanding rights, options, subscriptions, obligations, commitments or other agreements or commitments except for agreements contemplated herein. The sale of Seller Shares hereunder or the consummation of the Transaction will not obligate the Purchaser, the ListCo, ListCo's Subsidiaries or any of their Affiliates to withhold or pay any Tax on behalf of or with respect to any Warrantor.

(n)   The Purchaser and Seller have determined the value of the Seller Shares upon arm's length negotiations. The Seller understands that neither Party can give any assurances that the Purchase Price is in fact the fair market value of the Seller Shares.

(o)   The Seller Shares represent not less than 68.27% of the Shares on a fully diluted basis and not less than a majority of the voting securities of the ListCo.

(p)   Each Warrantor has not engaged in any insider trading, market manipulation, fraud, or other unlawful or unethical conduct in connection with the acquisition, ownership, or sale of Seller Shares, and has complied with all applicable securities Laws and regulations and ListCo's insider trading policy and code of ethics.

(q)   Each Warrantor has not made or authorized any material non-public disclosure, communication, or announcement regarding the sale of Seller Shares, ListCo, or this Agreement, except as required by law or regulation or with the prior written consent of the Purchaser and ListCo. Each Warrantor has no material fact, condition or information not disclosed in the SEC Reports (as defined below) which has materially adversely affected or may materially adversely affect the business of any ListCo Group Company's, and the sale of any of the Seller Shares pursuant to this Agreement is not prompted by any material adverse information concerning any ListCo Group Company which is not disclosed in the SEC Reports (as defined below).

(r)   <u>Solvency</u>.

(i)   Each Warrantor (to the extent applicable) is solvent under the laws of its jurisdiction of incorporation.

(ii)   There are no proceedings in relation to any winding up, bankruptcy or other insolvency proceedings concerning any Warrantor and, no events have occurred which, under applicable Laws, would justify such proceedings.

(iii)   To the Knowledge of Warrantors, no steps have been taken to enforce any security over any material assets of any Warrantor and no event has occurred to give the right to enforce such security.

3.2   Representations and Warranties with respect to ListCo.

Except as set forth in the Schedules to this Agreement delivered by ListCo dated as of the date of this Agreement, the Controlling Shareholders and the Seller, jointly and severally, hereby make the following representations and warranties to the Purchaser as of the date of this Agreement and as of the Closing Date:

(a)   Corporate Organization. Each of ListCo and its Subsidiaries is duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization and has the corporate power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted. Warrantors have made available to the Purchaser true and correct copies of each of the ListCo Organizational Documents and the Organizational Documents of each Subsidiary of ListCo as in effect as of the date hereof. ListCo is duly licensed or qualified and in good standing (where such concept is applicable) in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified.

(b)   Due Authorization. The consummation of the Transaction does not require any corporate or equivalent proceeding on the part of ListCo and its Subsidiaries except for those that will be obtained on or prior to Closing.

(c)   No Conflict. The consummation of the Transaction does not and will not (a) conflict with or violate any provision of, or result in the breach of the ListCo Organizational Documents or the Organizational Documents of any of its Subsidiaries, (b) contravene or conflict with or constitute a violation of any provision of any Law or Governmental Order binding on or applicable to ListCo or any of its Subsidiaries, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, any of the terms, conditions or provisions of any Contract to which ListCo or any of its Subsidiaries is a party, or (d) result in the creation of any Lien upon any of the properties or assets of ListCo or any of its Subsidiaries, except Subsidiary Permissible Exemption in the case of each of clauses (b) through (d).

(d)   Litigation and Proceedings. There are no, and during the past two years there have been no, pending or, to the Knowledge of the ListCo, threatened Actions by or against ListCo; and there are no facts or circumstances that would give rise to any such Action. There are no, and during the past two years there have been no, pending or, to the Knowledge of ListCo, threatened Actions by or against any of ListCo's Subsidiaries that, if adversely decided or resolved, had, or would reasonably be expected to (i) result in liability to or obligations of any of ListCo's Subsidiaries in an amount in excess of $100,000 individually or $200,000 in the aggregate, or (ii) otherwise have, individually or in the aggregate, a Material Adverse Effect; and there are no facts or circumstances that would give rise to any such Action. There is no Governmental Order currently imposed upon ListCo. There is no Governmental Order currently imposed upon any of ListCo's Subsidiaries that would reasonably be expected to (i) result in liability to or obligations of any of ListCo's Subsidiaries in an amount in excess of $100,000 individually or $200,000 in the aggregate, or (ii) otherwise have, individually or in the aggregate, a Material Adverse Effect. The ListCo is not a party to any settlement or similar agreement regarding any of the matters set forth in the preceding sentences of this paragraph. None of the ListCo's Subsidiaries is a party to any settlement or similar agreement regarding any of the matters set forth in the preceding sentences of this paragraph that contains any ongoing obligations, restrictions or liabilities (of any nature) that would reasonably be expected to (i) result in liability to or obligations of ListCo or any of its Subsidiaries in an amount in excess of $100,000 individually or $200,000 in the aggregate, or (ii) otherwise have, individually or in the aggregate, a ListCo Impairment Effect.

(e)   Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of the Purchaser contained in this Agreement, no action by, consent, approval, permit or authorization of, or designation, declaration or filing with, any Governmental Authority or notice, approval, consent waiver or authorization from any Governmental Authority is required on the part of the ListCo or any of its Subsidiaries with respect to the execution, delivery and performance of the Transaction Agreements by each of the ListCo or any of its Subsidiaries to which it is or will be a party and the consummation of the Transaction, except for the filing with the SEC of such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the other Transaction Agreements or the Transaction.

(f)   Brokers' Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders' fee, underwriting fee, deferred underwriting fee, commission or other similar payment in connection with the Transaction or any other potential transaction considered or engaged in by or on behalf of the ListCo or any of its Subsidiaries.

(g)   SEC Reports; Financial Statements; Sarbanes-Oxley Act; Undisclosed Liabilities.

(i)   ListCo is a "foreign private issuer" as defined in Rule 405 of Regulation C under the Securities Act and Rule 3b-4 under the Exchange Act. Other than as set forth on Schedule 3.2(g)(i), the ListCo has filed or furnished in a timely manner all required registration statements, reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC (collectively, including any statements, reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC subsequent to the date of this Agreement, each as it has been amended since the time of its filing and including all exhibits thereto, the "SEC Reports"). Each SEC Report, as of their respective dates (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), complied as to form in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise (collectively, the "Federal Securities Laws") (including, as applicable, the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") and any rules and regulations promulgated thereunder). None of the SEC Reports, as of their respective dates (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments from the SEC with respect to the SEC Reports. None of the SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

(ii)　　The SEC Reports contain true and complete copies of the applicable financial statements of the ListCo. The audited financial statements (including the notes and schedules thereto) and unaudited interim financial statements included in the SEC Reports complied as to form in all respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all respects the financial position of ListCo as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended. The ListCo does not have any off-balance sheet arrangements that are not disclosed in the SEC Reports.

(iii)　　The ListCo has made available to the Purchaser copies of the unaudited consolidated balance sheets of ListCo and its Subsidiaries as of March 31, 2025, and the related unaudited consolidated statements of operations, of changes in shareholders' equity and of cash flows for the three months then ended, and to the ListCo's Knowledge, such financial statements present fairly, in all respects, the financial position of the ListCo and its Subsidiaries as of the date and for the period indicated therein, and the results of their operations and cash flows for the year then ended in conformity with GAAP.

(iv)　　Except as set forth in the most recent Form 20-F of the ListCo filed with SEC, the ListCo has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act). Except as set forth in the most recent Form 20-F of the ListCo filed with SEC, such disclosure controls and procedures are designed to ensure that material information relating to ListCo and other material information required to be disclosed by ListCo in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to ListCo's principal executive officer and principal financial officer. Except as set forth in the most recent Form 20-F of the ListCo filed with SEC, such disclosure controls and procedures are effective in timely alerting ListCo's principal executive officer and principal financial officer to material information required to be included in ListCo's financial statements included in ListCo's periodic reports required under the Exchange Act.

(v)　　There are no outstanding loans or other extensions of credit made by ListCo or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of ListCo.

(vi)　　Neither ListCo nor any of its Subsidiaries has any liabilities, debts or obligations, whether accrued, contingent, absolute, determined, determinable or otherwise, required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except as set forth in the most recent Form 20-F of the ListCo filed with SEC.

(vii)   Except as set forth in the most recent Form 20-F of the ListCo filed with SEC, the ListCo and its Subsidiaries have established and maintained systems of internal accounting controls. Except as set forth in the most recent Form 20-F of the ListCo filed with SEC, such systems are designed to provide reasonable assurance that (i) all material transactions are executed in accordance with management's authorization and (ii) all material transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with the applicable accounting standard and to maintain accountability for the ListCo's and its Subsidiaries' assets. Except as set forth in the most recent Form 20-F of the ListCo filed with SEC, to the Knowledge of the ListCo, none of the ListCo or its Subsidiaries nor an independent auditor of the ListCo or its Subsidiaries has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the ListCo and its Subsidiaries, (ii) any fraud, whether or not material, that involves the ListCo or its Subsidiaries' management or other employees who have a significant role in the preparation of financial statements or the internal accounting controls utilized by the ListCo or its Subsidiaries, or (iii) any claim or allegation regarding any of the foregoing.

(h)   Compliance with Laws.

(i)   ListCo is, and since its incorporation has been, in compliance with all applicable Laws. ListCo has not received any written notice from any Governmental Authority of a violation of any applicable Law. ListCo holds, and since its incorporation has held, all licenses, approvals, consents, registrations, franchises and permits necessary for the lawful conduct of the business of ListCo (the "ListCo Permits"). ListCo is, and since its incorporation has been, in compliance with and not in default under such ListCo Permits. Each of ListCo's Subsidiaries is, and has been since their formation or organization, in material compliance with all applicable Laws. None of ListCo's Subsidiaries has received any written notice from any Governmental Authority of a violation of any applicable Law. Each of ListCo's Subsidiaries holds, and since December 31, 2020 has held, all material licenses, approvals, consents, registrations, franchises and permits necessary for the lawful conduct of the business of the applicable Subsidiaries (the "Subsidiary Permits"). Each of ListCo's Subsidiaries is, and has been, in material compliance with and not in default under such Subsidiary Permits.

(ii)   During the past two years ListCo and its Subsidiaries have complied with applicable laws and regulations pertaining to trade and economic sanctions administered by the United States, the European Union, and the United Kingdom (collectively, "Sanctions"). None of ListCo, its Subsidiaries, or their respective directors, officers, employees, or, to ListCo's knowledge, ListCo's or Subsidiaries' agents is: (i) organized under the laws of, ordinarily resident in, or located in a country or territory that is the subject of comprehensive Sanctions ("Restricted Countries"); (ii) owned or controlled by the government of a Restricted Country; or (iii) (A) designated on a sanctioned parties list administered by the United States, the European Union, or the United Kingdom, including, without limitation, the U.S. Department of the Treasury's Office of Foreign Assets Control's Specially Designated Nationals and Blocked Persons List, Foreign Sanctions Evaders List, and Sectoral Sanctions Identification List, the Consolidated List of Persons, Groups, and Entities Subject to EU Financial Sanctions, and the UK's Consolidated Sanctions List (collectively, "Designated Parties"); or (B) 50% or more owned or, where relevant under applicable Sanctions, controlled, individually or in the aggregate, by one or more Designated Parties, in each case only to the extent that dealings with such persons are prohibited pursuant to applicable Sanctions (Persons described in clauses (i) – (iii), collectively, "Sanctioned Parties"). During the past five years, none of ListCo, its Subsidiaries, or any of their respective officers, directors, or employees: (i) has been the subject or target of any government investigation, prosecution, other enforcement action, or government inquiry related to Sanctions violations; or (ii) submitted a voluntary self-disclosure to any U.S. or other relevant government agency regarding actual or potential Sanctions violations. ListCo maintains policies and procedures reasonably designed to promote compliance with applicable Sanctions.

(iii)   The ListCo and its Subsidiaries and, to the Knowledge of the ListCo, the Representatives acting on behalf of the ListCo and its Subsidiaries, are and, in the past two (2) years, have been in compliance with applicable Trade Control Laws and Laws relating to economic or financial sanctions (including those administered by OFAC, and if applicable, Her Majesty's Treasury of the United Kingdom, the European Union, or any EU member state).

(iv)   None of the ListCo Group Companies or any of the respective directors, officers, or to the Knowledge of the ListCo, any of the employees, agents or other third-party representatives acting on behalf of any ListCo Group Company, has at any time in the past two (2) years made or accepted any unlawful payment or given, offered, promised, or authorized or agreed to give, or received, any money or thing of value, directly or indirectly, to or from any Government Official or other Person in violation of any applicable Anti-Corruption Laws. None of the Business, or any of the respective directors, officers, or to the Knowledge of the ListCo, any of the employees, agents or other third-party representatives acting on behalf of any ListCo Group Company, is currently, or has in the last two (2) years been, the subject of any written claim or allegation by any Governmental Authority that such Person has made any unlawful payment or given, offered, promised, or authorized or agreed to give, or received, any money or thing of value, directly or indirectly, to or from any Government Official or any other Person in violation of any Anti-Corruption Laws. In the past two (2) years, no ListCo Group Company has received from any Governmental Authority or any other Person any notice, inquiry, or internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Authority; or conducted any internal investigation or audit, in each case concerning any actual or potential violation or wrongdoing related to Sanctions or Anti-Corruption Laws.

(v)   None of the respective directors, officers, or to the Knowledge of the ListCo, any of the employees, agents or other third-party representatives acting on behalf of the business of the ListCo, is a Government Official, Governmental Authority or an instrumentality of a government. No Government Official or Governmental Authority is associated with, or owns, whether directly or indirectly, any ListCo Group Company, or has any material legal or beneficial interest in the Transaction contemplated hereby.

(i)   Tax Matters. Except for Subsidiary Permissible Exemption:

(i)   all Tax Returns required to be filed by ListCo or its Subsidiaries have been timely filed (taking into account extensions) and all such Tax Returns are true, correct and complete in all respects;

(ii)   all Taxes (whether or not shown as due on Tax Returns) required to be paid by ListCo or its Subsidiaries have been paid;

(iii)   there is no Action with respect to Taxes of ListCo or its Subsidiaries that is pending or otherwise in progress or has been threatened in writing by any Governmental Authority within the last three years;

(iv)   ListCo and each of its Subsidiaries has complied in all respects with all applicable Laws relating to the collection, withholding, reporting and remittance of Taxes;

(v)   (A) there are no assessments, deficiencies, adjustments or other claims with respect to Taxes that have been asserted, assessed or threatened against ListCo or its Subsidiaries that have not been paid or otherwise resolved in full, and (B) neither ListCo nor any of its Subsidiaries has entered into a written agreement or waiver extending any statute of limitations relating to the payment or collection of Taxes that has not expired;

(vi)   if ListCo or any of its Subsidiaries is required to be registered for value-added tax ("VAT") in any jurisdiction, then it so registered in each applicable jurisdiction and ListCo or the applicable Subsidiary has complied with all Laws and Governmental Orders in respect of any VAT, maintains full and accurate records with respect thereto and has not been subject to any interest, forfeiture, surcharge or penalty or been a member of an affiliated, consolidated or similar group with any other company for purposes of VAT;

(vii)   neither ListCo nor any of its Subsidiaries is subject to Tax in a country other than the country of its incorporation or formation by virtue of (A) having a permanent establishment or other place of business or (B) having a source of income in that jurisdiction;

(viii)   no written claim has been made by a Governmental Authority in a jurisdiction where ListCo or any of its Subsidiaries does not file Tax Returns that ListCo or any of its Subsidiaries is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction, which claim has not been fully resolved; and

(ix)   neither ListCo nor any of its Subsidiaries will be required to pay any Tax after the Closing Date as a result of any deferral of a payment obligation or advance of a credit with respect to Taxes to the extent relating to any action, election, deferral, filing, or request made or taken by ListCo or any of its Subsidiaries (including the non-payment of a Tax) on or prior to the Closing Date.

(j)   Capitalization.

(i)   The ListCo is authorized to issue an unlimited number of no par value Shares in the following classes: an unlimited number of ListCo Class A Shares and an unlimited number of ListCo Class B Shares. Schedule 3.2(j)(i) sets forth the total number and amount of all of the issued and outstanding Equity Securities of ListCo. No preferred shares of ListCo have been issued or are outstanding. All of the issued shares of Equity Securities of ListCo (i) have been duly authorized and validly issued and are fully paid and non-assessable, (ii) were issued in full compliance with applicable Law, and all requirements set forth in (1) the Organizational Documents of ListCo and (2) any other applicable Contracts governing the issuance of such Equity Securities, (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Organizational Documents of ListCo or any Contract to which ListCo is a party or otherwise bound, and (iv) to the Knowledge of ListCo, are free and clear of any Liens (other than restrictions arising under applicable Laws, ListCo's Organizational Documents and the Transaction Agreements).

(ii)   All of the issued and outstanding shares of Equity Securities of the Subsidiaries of ListCo (i) have been duly authorized and validly issued and are fully paid and non-assessable, (ii) were issued in compliance with applicable Law, and all requirements set forth in (1) the Organizational Documents of each such Subsidiary and (2) any other applicable Contracts governing the issuance of such Equity Securities, (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Organizational Documents of each such subsidiary or any Contract to which each such Subsidiary is a party or otherwise bound, and (iv) to the Knowledge of ListCo, are free and clear of any Liens (other than restrictions arising under applicable Laws, each such Subsidiary's Organizational Documents and the Transaction Agreements).

(iii)   There are no Equity Securities of ListCo or any of its Subsidiaries authorized, reserved, issued or outstanding. There are no outstanding obligations of ListCo or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of ListCo or the applicable Subsidiary. No Person is entitled to any pre-emptive or similar rights to subscribe for Equity Securities of ListCo, and there are no warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, options or other share-based awards, rights of first refusal or first offer or other Contract that could require ListCo or any of its Subsidiaries to issue, sell or otherwise transact any Equity Securities. There are no outstanding bonds, debentures, notes or other indebtedness of ListCo or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which ListCo Shareholders or shareholders of each such Subsidiary may vote. ListCo is not a party to any shareholders agreement, voting agreement or registration rights agreement relating to ListCo Shares or any other Equity Securities of ListCo.

(iv)   Schedule 3.2(j)(iv) contains a structure chart that depicts or otherwise lists each Subsidiary of ListCo and each branch office and/or representative office of ListCo or its Subsidiaries, together with (i) the jurisdiction of organization or formation of each such Subsidiary, and (ii) the percentage of the outstanding issued share capital or registered capital, as the case may be, of each such Subsidiary. Neither ListCo nor any of its Subsidiaries owns any Equity Securities in any other Person or has any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any Equity Securities, or any securities or obligations exercisable or exchangeable for or convertible into Equity Securities of such Person.

(v)   There are no declared but unpaid dividends or distributions in respect of any Equity Securities of the ListCo and since December 31, 2023 through the date of this Agreement, the ListCo has not made, declared, set aside, established a record date for or paid any dividends or distributions.

(k)   <u>Material Contracts; No Defaults</u>.

(i)   ListCo has filed as an exhibit to the SEC Reports every "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (other than this Agreement) to which, as of the date of this Agreement, ListCo or any of its Subsidiaries is a party or by which any of their respective assets are bound.

(ii)   For purposes of this Agreement, "Material ListCo Contracts" shall mean all Contracts described below in this Section 3.2(k) that any ListCo Group Company is a party: each Contract that (i) is material and related to the conduct and operations of its business and properties; (ii) involves any of the Related Parties of the ListCo or any of its Subsidiaries; (iii) obligates any of ListCo's Subsidiaries involving a contract value more than US$100,000 other than in the ordinary course and consistent with such ListCo's Subsidiary's past practice during the year before the date hereof; (iv) involves the establishment, contribution to, or operation of a partnership, joint venture or involving a sharing of profits or losses, or any investment in, loan to or acquisition or sale of the securities, equity interests or assets of any Person; (v) to which ListCo is a party or be bounded; (vi) would be required to be filed by ListCo pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act; (vii) having an aggregate value, cost or amount in excess of US$100,000 within any 12-month period; or (viii) not terminable by the ListCo or any of its Subsidiaries upon ninety (90) days' or less notice without incurring any penalty or obligation.

(iii)   Each Material ListCo Contract was entered into at arm's length with terms consistent with industry practice, and with respect to any such Contract, (i) such Contracts are in full force and effect and represent the legal, valid and binding obligations of the applicable ListCo Group Company, and, to the Knowledge of ListCo, the other parties thereto, and are enforceable by the applicable ListCo Group Company to the extent a party thereto in accordance with their terms, subject in all respects to the Enforceability Exceptions, (ii) the applicable ListCo Group Company and, to the Knowledge of ListCo, the counterparties thereto, are not in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any such Contract, (iii) the applicable ListCo Group Company has not received any written claim or notice of material breach of or material default under any such Contract, (iv) no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract by the applicable ListCo Group Company or any other party thereto (in each case, with or without notice or lapse of time or both) and (v) any ListCo Group Company has not received written notice from any other party to any such Contract that such party intends to terminate or not renew any such Contract.

(l)   Related Party Transactions. Except as disclosed in Schedule 3.2(l), there are no Contracts, transactions, arrangements or understandings between (a) any ListCo Group Company, on the one hand, and (b) any Related Party of any ListCo Group Company. No Related Party of any ListCo Group Company (i) owns any interest in any asset used by any ListCo Group Company, or (ii) owes any amount to, or is owed any amount by, any ListCo Group Company.

(m)   ListCo Benefit Plans.

(i)   No ListCo Group Company has adopted or been bound by any employee benefit plan, stock ownership, stock purchase, stock option, phantom stock, equity or other equity-based, severance, employment (other than offer letters that do not provide severance or change in control benefits), termination, individual consulting, retention, change-in-control, transaction, fringe benefit, pension bonus, incentive, deferred compensation, employee loan and all other benefit or compensation plans, polices, agreements or other arrangements (collectively, the "Benefit Plan"). No ListCo Group Company is liable with respect to any Benefit Plan.

(ii)   Neither the execution and delivery of this Agreement nor the consummation of the Transaction could (whether alone or in connection with any subsequent event(s)) (A) result in the acceleration, funding or vesting of any compensation or benefits to any current or former director, officer, employee, consultant or other service provider of ListCo or its Subsidiaries under any Benefit Plan, or (B) result in the payment by ListCo or any of its Subsidiaries to any current or former employee, officer, director, consultant or other service provider of ListCo or its Subsidiaries of any severance pay or any increase in severance pay (including the extension of a prior notice period or any golden parachute) upon any termination of employment or service or the cancellation of any material benefit or payment to any current or former employee, officer, director, contractor, consultant or other service provider of ListCo or its Subsidiaries.

(n)   Investment Company Act; JOBS Act. Neither ListCo nor any of its Subsidiaries is an "investment company" or a Person directly or indirectly "controlled" by or acting on behalf of an "investment company", in each case, within the meaning of the Investment Company Act of 1940, as amended. ListCo constitutes an "emerging growth company" within the meaning of the United States Jumpstart Our Business Startups Act of 2012.

(o)   Business Activities; Absence of Changes.

(i)   Since December 31, 2024, ListCo has not conducted any material business activities other than activities (x) consistent with its past business practice in the six months ended December 31, 2024 as completely disclosed in its SEC Reports prior to the date hereof, or (y) directed toward the accomplishment of the Transaction. Except as set forth in the ListCo Organizational Documents, there is no agreement, Contract, commitment, or Governmental Order binding upon ListCo or to which ListCo is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of ListCo or any acquisition of property by ListCo or any of its Subsidiaries or the conduct of business by ListCo or any of its Subsidiaries as currently conducted or as contemplated to be conducted, in each case, following the Closing in any material respects.

(ii)   No ListCo Group Company owns or has a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(iii)   Since December 31, 2024, save as disclosed in Schedule 3.2(o)(iii), (i) there has not been (a) any event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a ListCo Impairment Effect or Material Adverse Effect, or (b) any declaration, setting aside or payment of any dividend or other distribution in cash, stock, property or otherwise in respect of any ListCo Group Company's Equity Securities; (ii) except as expressly contemplated by this Agreement, the other Transaction Agreements, each ListCo Group Company has carried on its business in all material respects in the ordinary course of business and neither ListCo nor any of its Subsidiaries has any Indebtedness or other obligations or liabilities, whether accrued, contingent, absolute, determined, determinable or otherwise; and (iv) there has not been any action taken or committed to be taken by the ListCo or any of its Subsidiaries that would have been prohibited by Section 4.1 absent approval by Purchaser if it had been taken after the date hereof and prior to the Closing Date.

(p)   Nasdaq Listing. As of the date hereof, the issued and outstanding ListCo Class A Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol "MFI." Except as disclosed in the SEC Reports, ListCo has complied with the applicable listing requirements of the Nasdaq. Except as disclosed in the SEC Reports, ListCo has not received any notice from the Nasdaq or the SEC regarding the revocation of such listing or otherwise regarding the delisting of the ListCo Shares from the Nasdaq or the SEC, and Except as disclosed in the SEC Reports there is no Action pending or, to the Knowledge of ListCo, threatened against ListCo by the Nasdaq or the SEC with respect to any intention by such entity to deregister the ListCo Shares or terminate the listing of the Shares on the Nasdaq. None of ListCo or its Affiliates has taken any action in an attempt to terminate the registration of the Shares under the Exchange Act.

(q)   Employees.

(i)   ListCo has no employees, and has not retained any contractors. Other than any employees as described in ListCo's SEC Reports or in Schedule 3.2(q), the Subsidiaries of the ListCo has no employees, other than any contractors, consultants and advisors in the ordinary course of business consistent with past practice. ListCo has no unsatisfied liability with respect to any officer or director. No ListCo Group Company is party to or bound by any collective bargaining agreement or other arrangements with a labor union, employer organization, works council or labor organization. There is no, and since December 31, 2024 there has been no, material organized labor dispute, labor grievance or strike, lockout, picketing, hand billing, slowdown, concerted refusal to work overtime, work stoppage, or other material labor dispute against or affecting any ListCo Group Company, in each case, pending or, to the Knowledge of ListCo, threatened.

(ii)   Each ListCo Group Company is and has been in compliance in all respects with all applicable Laws respecting labor, employment, immigration, fair employment practices, terms and conditions of employment, workers' compensation, occupational safety, plant closings, mass layoffs, worker classification, exempt and non-exempt status, compensation and benefits, Social Security Benefits, and wages and hours.

(r)   Real Property.

(i)   No ListCo Group Company owns any real property.

(ii)   ListCo or its applicable Subsidiary, as applicable, has a valid leasehold interest in all real property leased by it ("Leased ListCo Real Property"). All material leases for the Leased ListCo Real Property under which ListCo or its applicable Subsidiary is a lessee (collectively, the "ListCo Leases") are in full force and effect and are enforceable in accordance with their respective terms, subject to the Enforceability Exceptions. None of the ListCo Group Companies has received any written notice of any, and to the Knowledge of ListCo there is no, material default under any such ListCo Lease.

(iii)   Each of ListCo and its Subsidiaries has good and marketable title to, or a valid and binding leasehold or other interest in, all material tangible personal property necessary for the conduct of the business of ListCo and its Subsidiaries, taken as a whole, as currently conducted, free and clear of all Liens.

(s)   <u>Intellectual Property, Privacy and Data Security</u>.

(i)   The ListCo and its Subsidiaries (i) exclusively own all Owned Intellectual Property and (ii) have valid and enforceable rights to all other Intellectual Property that is material to the conduct of their businesses as currently conducted.

(ii)   Neither ListCo nor any of its Subsidiaries nor the conduct of the business of ListCo or any of its Subsidiaries is infringing upon, misappropriating or otherwise violating any Intellectual Property rights of any third party, or has infringed upon, misappropriated or otherwise violated any Intellectual Property rights of any third party during the past two (2) years. To the Knowledge of ListCo, no third party is infringing upon, misappropriating or otherwise violating any Owned Intellectual Property.

(iii)   ListCo and its Subsidiaries have in place commercially reasonable measures designed to protect and maintain the confidentiality of all trade secrets and other material confidential information included in the Owned Intellectual Property. To the Knowledge of ListCo, there has been no unauthorized access, use or disclosure, in each case that would reasonably be expected to have, individually or in the aggregate, a ListCo Impairment Effect, of any source code, trade secrets or other material confidential information of ListCo or its Subsidiaries.

(iv)   In connection with its collection, storage, transfer (including, without limitation, any transfer across national borders) and/or use of any personally identifiable information from any individuals, including, without limitation, any customers, prospective customers, employees and/or other third parties (collectively "<u>Personal Information</u>"), the ListCo and its Subsidiaries are and have been in the past two (2) years, to the Knowledge of the ListCo, in compliance in all respects with all applicable Laws in relevant jurisdictions. The ListCo and its Subsidiaries have commercially reasonable physical, technical, organizational and administrative security measures and policies in place to protect all Personal Information collected by them or on their behalf from and against unauthorized access, use and/or disclosure. The ListCo and its Subsidiaries are and have been, to the Knowledge of the ListCo, in compliance in all respects with all Laws relating to data loss, theft and breach of security notification obligations.

(v)   The ListCo and its Subsidiaries have in place commercially reasonable measures designed to protect the confidentiality, integrity and security of the IT Systems, and commercially reasonable back-up and disaster recovery procedures designed for the continued operation of their businesses in the event of a failure of the IT Systems. In the past two (2) years, there has been no material Security Incident, including that has resulted in the unauthorized access, use, disclosure, modification, encryption, loss, or destruction or other Processing of any information or data contained or stored therein or transmitted thereby, nor any failures, or continued substandard performance of, the IT Systems that have caused any disruption or interruption in the use of the IT Systems or the conduct of the business of the ListCo or any of its Subsidiaries, in each case with respect to such failures or continued substandard performance that has not been remedied or remediated without material expense or liability.

(vi)   The ListCo and its Subsidiaries are in compliance, and for the past two (2) years have been in compliance, in all respects with all Data Security Requirements, except as set forth in the most recent Form 20-F of the ListCo filed with SEC. Taken as a whole, to the Knowledge of the ListCo, there is no current Action pending against the ListCo or any of its Subsidiaries, including by any Governmental Authority, with respect to their collection, retention, storage, security, disclosure, transfer, disposal, use, or other Processing of any Personal Information. There has not been any Action during the past two years and there is no Action pending, or, to the Knowledge of the ListCo, threatened in writing, and neither the ListCo nor any of its Subsidiaries has received any written notice during the past two years, relating to any Security Incident or any non-compliance with any Data Security Requirements. The Transaction does not and will not result in any violation or breach by the ListCo or its Subsidiaries of or any liabilities of the ListCo or its Subsidiaries in connection with, any Data Security Requirements.

(t)   Solvency.

(i)   No ListCo Group Company is insolvent under the laws of its jurisdiction of incorporation.

(ii)   There are no proceedings in relation to any winding up, bankruptcy or other insolvency proceedings concerning any ListCo Group Company and, no events have occurred which, under applicable Laws, would justify such proceedings.

(iii)   To the Knowledge of ListCo, no steps have been taken to enforce any security over any material assets of any ListCo Group Company and no event has occurred to give the right to enforce such security.

(u)   Holding Company. ListCo is a holding company that holds shares in one or more other ListCo Group Companies, and since its incorporation, it has not conducted any business activity, has not been a party to or otherwise bound by any Contract, except as disclosed in Schedule 3.2(u). Except as disclosed in Schedule 3.2(v), the ListCo has not incurred any Indebtedness or other liability (whether actual or contingent), and has no obligation with respect to the Contract disclosed in Schedule 3.2(u). ListCo has not employed any employees since its incorporation, other than any employees as described in Schedule 3.2(q). Notwithstanding the foregoing, ListCo is not a "shell company" within the meaning of Rule 12b-2 of the Exchange Act.

(v)   U.S. Business. No ListCo Group Company is a "U.S. business" within the meaning of Section 721 of the Defense Production Act of 1950, as amended, or any of its implementing regulations (together, the "DPA"). No ListCo Group Company engages in (a) the design, fabrication, development, testing, production or manufacture of one or more "critical technologies" within the meaning of the DPA, (b) the ownership, operation, maintenance, supply, manufacture, or servicing of "covered investment critical infrastructure" within the meaning of the DPA (where such activities are covered by column 2 of Appendix A to 31 C.F.R. Part 800); or (c) the maintenance or collection, directly or indirectly, of "sensitive personal data" of U.S. citizens within the meaning of the DPA.

(w)   Insurance. Except as would not reasonably be expected to be material to the ListCo and its Subsidiaries, taken as a whole, the ListCo and its Subsidiaries have purchased insurance policies that are mandatorily required to be obtained by the ListCo or its Subsidiaries pursuant to applicable Law or advisable according to industry practice.

(x)   Environmental Matters. Each ListCo Group Company's business is and, during the last two (2) years, has been in compliance with all Environmental Laws except for Subsidiary Permissible Exemption. There are no written claims or notices of violation pending or, to the Knowledge of the ListCo issued to or threatened, against any ListCo Group Company's business alleging violations of or liability under any Environmental Law.

3.3   Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to the Seller as of the date of this Agreement and as of the Closing Date:

(a)   The Purchaser has full power and authority to enter into this Agreement and Transaction Documents, and to consummate the Transaction. This Agreement and each other Transaction Agreement to which it is a party have been duly and validly executed and delivered by the Purchaser and constitutes the legal, valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect that affect the enforcement of creditors' rights generally and by equitable limitations on the availability of specific remedies.

(b)   The execution, delivery and performance by the Purchaser of this Agreement, each other Transaction Agreement to which it is a party, and consummation by the Purchaser of the Transaction do not and will not: (i) violate the constitutional documents of the Purchaser; (ii) violate any Governmental Order applicable to or binding the Purchaser; or (iii) violate any provision of any federal or state statute, rule or regulation which is, to each of the Purchaser's knowledge, applicable to the Purchaser. No consent or approval of, or filing with, any governmental authority or other person not a party hereto is required for the execution, delivery and performance by the Purchaser of this Agreement, the Transaction Documents, or the consummation of the Transaction.

(c)   The Purchaser is an "accredited investor" and is aware that the Seller Shares are subject to restrictions on transfer pursuant to the Securities Act.

(d)   The Purchaser is acquiring the Seller Shares for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act; provided, however, that by making the representations herein, the Purchaser does not agree to hold the Seller Shares for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the Securities Act.

(e)   The Purchaser has taken no action that would give rise to any claim by any person for brokerage commissions, finder's fees or similar payments relating to this Agreement or the transactions contemplated hereby.

(f)   The Purchaser is not a "U.S. Person" as defined by Regulation S of the Securities Act and is not acquiring the Shares for the account or benefit of a U.S. Person.

(g)   The Purchaser acknowledges that the Purchaser was not in the United States at the time the offer to purchase the Seller Shares was received from the Seller and that all substantive negotiations and communications between the Controlling Shareholders, the Seller and the Purchaser have occurred outside the United States.

(h)   Since the date of this Agreement, there has been no resolution or order for the winding up of the Purchaser and no receiver has been appointed in respect of material assets of the Purchaser prior to and at Closing.

(i)   There are no proceedings in relation to winding up, bankruptcy or other insolvency proceedings concerning the Purchaser which may have materially adversely affect the Purchaser's ability to consummate the Transaction and, no events have occurred which, under applicable Laws, would justify such proceedings.

(j)   The Purchaser acknowledges that the Seller Shares may only be offered, sold, assigned, or transferred if (A) they are registered under the Securities Act, or (B) an available exemption from registration permits such a transaction. The Purchaser further understands that if the Seller Shares are to be sold in reliance on Rule 144 under the Securities Act, such sales must comply with the requirements of Rule 144.

(k)   To the Purchaser's Knowledge, the Purchaser is not purchasing the Seller Shares as a result of advertisement, article, notice or other communication regarding the Seller Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement. The Purchaser has not been prosecuted, sued or penalised for or under investigation in relation to contravention or suspected contravention of any anti-money laundering laws and regulations except for those that is non-existent as of the date hereof and would not materially adversely affect the consummation of the Transaction.

SECTION 4

COVENANTS

4.1   Conduct of Business.

(a)   From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms (the "Interim Period"), each Warrantor covenants and agrees to procure that neither the ListCo nor any of its Subsidiaries shall, except as expressly provided by this Agreement or any other Transaction Agreement or as consented to in advance in writing by Purchaser, conduct its business other than in the ordinary course and consistent with the ListCo's and such Subsidiary's past practice during the year before the date hereof.

Without limiting the generality of the foregoing, during the Interim Period, except as expressly provided by this Agreement or any other Transaction Agreement or as consented to by the Purchaser in writing, each Warrantor covenants and agrees to procure that neither the ListCo nor any of its Subsidiaries shall:

(i)   change or amend its Organizational Documents;

(ii)   (A) declare, set aside, establish a record date for, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise in respect of any outstanding Equity Securities; (B) issue, sell, grant, or offer to issue, sell, grant any

Equity Securities; (C) split, subdivide, combine or reclassify any Equity Securities, or amend any terms of any Equity Securities; or (D) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any Equity Securities;

(iii)   (A) fail to maintain its existence or merge, consolidate, combine or amalgamate with any Person, (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any business or any corporation, partnership, limited liability company, joint venture, association or other entity or Person or division thereof or (C) effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, recapitalization, reorganization, public offering or similar transaction (other than the Transaction);

(iv)   sell, assign, transfer, convey, lease, license, grant other rights under, abandon, allow to lapse or expire, fail to maintain, subject to or grant any Lien on, or otherwise dispose of, any material assets, rights or properties (including material Intellectual Property) in each case in an amount exceeding US$100,000, and other than the sale or license of goods and services to customers in the ordinary course of business;

(v)   authorize, make or make any commitment with respect to, any capital expenditure exceeding US$100,000;

(vi)   make any loans, advances, capital contribution to or investment in, any other Person (including to any of its officers, directors, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any "keep well" or similar agreement to maintain the financial condition of any other Person;

(vii)   make, change or revoke any material Tax election; adopt, change or revoke any accounting method with respect to Taxes; settle or compromise any material Tax claim or Tax liability; file any Tax Return in a manner materially inconsistent with past practice; or surrender any right to claim a material refund of Taxes;

(viii)   enter into, renew or amend, in any material aspect, the terms of any transaction or Contract with a Related Party of the ListCo or any of its Subsidiaries;

(ix)   settle any pending or threatened Action if such settlement would require payment by the ListCo or any of its Subsidiaries in an amount greater than US$25,000;

(x)   incur, assume, guarantee or otherwise become liable for (whether directly, contingently or otherwise) or modify the terms of any Indebtedness or other liability;

(xi)   issue, offer, deliver, grant, sell, transfer, pledge or dispose of, or place any Lien on, or authorize or propose to issue, offer, deliver, grant, sell, transfer, pledge or dispose of, or place any Lien on, any Equity Securities or any options, warrants or other rights to purchase or obtain any Equity Securities;

(xii)   (with respect to ListCo only) engage in any transaction, activities or business, or enter into any Contract or arrangement, other than transactions, activities, business, Contracts or arrangements (A) in connection with or incident or related to its continuing corporate existence or (B) contemplated by, or incident or related to, this Agreement, any other Transaction Agreement, the performance of covenants or agreements hereunder or thereunder or the consummation of the Transaction;

(xiii)   change any accounting principles, policies, procedures or methods (including changes affecting the reported consolidated assets, liabilities or results of operations) other than as required by applicable accounting standards or applicable Law;

(xiv)   amend, modify, consent to the termination of, or waive any material rights under, any Material ListCo Contract;

(xv)   engage in the conduct of any new line of business;

(xvi)   incur or permit to incur any material damage, destruction or loss, whether or not covered by insurance, to any assets or properties of the ListCo or any of its Subsidiaries, any waiver by the ListCo or any of its Subsidiaries of a material right or of a material debt owed to it;

(xvii)   fail to make in a timely manner any filings or registrations with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(xviii)   enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders' fee or other commission in connection with the Transaction; or

(xix)   accelerate or delay in any respect material to the ListCo or any of its Subsidiaries (x) collection of any account receivable in advance of or beyond its due date, or (y) payment of any account payable in advance of or beyond its due date;

(xx)   call, schedule, convene or hold any meeting of shareholders (whether annual, special, extraordinary or otherwise), or solicit or otherwise seek any action by written consent of the shareholders, without the prior written consent of the Purchaser except for the Proposed Shareholder Meeting as announced in the Form 6-K furnished by the ListCo with the SEC on May 8, 2025, as amended on May 14, 2025;

(xxi)   enter into any Contract, to do any action prohibited under this Section 4.1(a).

4.2   During the Interim Period, each Warrantor covenants and agrees to procure that the ListCo and each of its Subsidiaries shall (x) comply with, and continue performing under, as applicable, its Organizational Documents, the Transaction Agreements (to the extent in effect during the Interim Period) and all other agreements or Contracts to which it is party; and (y) file with or furnish to the SEC when required by applicable Laws all reports or information required to be filed with or furnished to the SEC under applicable Laws.

4.3   Access to Information.

(a)   Subject to applicable Laws and provided that the requested information has not been provided to the Purchaser, between the date hereof and the Closing Date, upon reasonable advance written notice from the Purchaser, each Warrantor shall cause the ListCo and each of its Subsidiaries to give Purchaser and its authorized representatives (including counsel, financial advisors and auditors) reasonable access during normal business hours to its employees, officers, agents, contracts and properties and to all books and records of the ListCo and its Subsidiaries, to (1) permit Purchaser to make such inspections as Purchaser may reasonably require and (2) cause the ListCo's officers and those of its Subsidiaries to furnish Purchaser with such financial and operating data and other information with respect to the business, properties and personnel of the ListCo and its Subsidiaries as Purchaser may from time to time reasonably request.

(b)   Between the date hereof and the Closing Date, each Warrantor shall cause the ListCo to furnish to Purchaser, (1) concurrently with the delivery thereof to management, such monthly financial statements and data as are regularly prepared for distribution to ListCo management and (2) at the earliest time they are available, such financial statements as are prepared for the ListCo's filings with the SEC.

4.4   Approvals. To the extent permissible under applicable Law, each Party shall use its reasonable best efforts to cooperate in all respects with each other to obtain all authorizations, consents, orders and approvals of all Governmental Authorities that may be or become necessary for their execution and delivery of, the performance of their obligations pursuant to, and the consummation of the transactions contemplated by the Agreement. Each Party agrees to make all appropriate filings with respect to the transactions contemplated by this Agreement within the timeframe required under applicable laws. Each party agrees to supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to applicable laws.

The Warrantors shall use their reasonable best efforts to obtain all third-party consents, approvals, assignments, notices, waivers, authorizations or other certificates, in each case, in form and substance reasonably acceptable to the Purchaser, required in connection with the execution, delivery and performance of this Agreement.

4.5   Press Release; Public Announcements and Filings. The ListCo shall promptly after the date hereof and may furnish a current report on Form 6-K to the SEC in compliance with relevant Laws, provided, however, the Purchaser shall, within two Business Days of the receipt thereof, have approved in writing such Form 6-K (which approval will not be unreasonably withheld) prior to the issuance or furnishing thereof. Each Warrantor and the Purchaser shall only file a copy of this Agreement as an exhibit to its Schedule 13D filing or Schedule 13G filing, with the SEC with respect to the transactions contemplated hereunder to the extent required by applicable Law; provided, however, each Warrantor shall provide a copy of his Schedule 13D or 13G filing to the Purchaser for review before making the filing thereof and shall consider in good faith any comments or changes that the Purchaser may propose or suggest. The Purchaser shall provide a copy of its Schedule 13D or 13G filing to the Seller for review before making the filing thereof and shall consider in good faith any comments or changes that the Seller may propose or suggest. No other written public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of (a) the Purchaser, with respect to any public release or announcement by the ListCo, or (b) the Seller, with respect to any public release or announcement by the Purchaser, in which case each Warrantor shall cause the ListCo to, and the Purchaser shall, issue such public release or announcement jointly, except as such release or announcement may be required by Law or the rules or regulations of any applicable securities exchange, in which case each Warrantor shall cause the ListCo to, and the Purchaser shall, as applicable, allow the other party reasonable time to comment on such release or announcement in advance of such issuance. Nothing herein shall prohibit the ListCo from disclosing the terms of this Agreement and filing this Agreement with any of its SEC reports or with Nasdaq as and to the extent required by applicable Law.

4.6   Confidentiality. Each Party agrees that during the Interim Period and for a period of three (3) years after the expiry of the Interim Period, they shall, and shall cause their respective Representatives to: (i) treat and hold in strict confidence any Confidential Information of any other Party that is disclosed to such Party or its Representatives, and, without the disclosing Party's prior written consent, will not use such Confidential Information for any purpose, except in connection with the evaluation, negotiation and consummation of the transactions contemplated by this Agreement or any other Transaction Agreement, performing their obligations hereunder or thereunder or enforcing their rights hereunder or thereunder (collectively, the "Permitted Purposes"), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any Confidential Information, except that each Party may disclose any Confidential Information (i) to its Affiliates, and its and its Affiliates' respective directors, officers, employees, partners, professional advisors, investors and permitted transferees, in each case on a need-to-know basis only for any of the Permitted Purposes and where such Persons are under appropriate nondisclosure obligations; or (ii) to the extent required by applicable Laws. In the event that a Party or any of its Representatives, during the Interim Period and for a period of three (3) years after the expiry of the Interim Period, becomes legally required to disclose any Confidential Information of any other Party, such Party shall provide the disclosing Party to the extent legally permitted with prompt written notice of such requirement so that the disclosing Party or a Representative thereof may seek, at the disclosing Party's cost, a protective order or other remedy, and in any event, it shall furnish only that portion of the Confidential Information which is legally required to be provided and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Confidential Information. Notwithstanding the foregoing, each Party and its Representatives shall be permitted to disclose any and all Confidential Information to the extent required by the Federal Securities Laws, the staff of the SEC or the rules of the Nasdaq.

Each Warrantor will not, and will cause such Warrantor's Affiliates not to, directly or indirectly, either individually or acting in concert with another Person or Persons, make any negative, derogatory, or disparaging statements or communications regarding any ListCo Group Company, Purchaser or any of their respective businesses or Affiliates.

4.7   Release. From and after Closing, each Warrantor, on behalf of itself and its assigns, heirs, beneficiaries, creditors, representatives, agents and Affiliates (other than the ListCo and any of its Subsidiaries, the "Releasing Parties"), hereby fully and finally releases, acquits and forever discharges the ListCo, each of its Subsidiaries and each of the ListCo's and ListCo Subsidiary's present and former direct or indirect partners, members and shareholders and past and present officers, directors, partners, members, stockholders, trustees, shareholders, representatives, employees, agents, Affiliates, subsidiaries, predecessors, successors, assigns, beneficiaries, heirs, trustees, executors, insurers and attorneys of any of them (collectively, the "Released Parties") from any and all actions, debts, claims, counterclaims, demands, liabilities, damages, causes of action, costs, expenses, and compensation of every kind and nature whatsoever, past, present, or future, at law or in equity, whether known or unknown, which such Releasing Parties, or any of them, had, has, or may have had at any time in the past until and including the Closing Date against the Released Parties, or any of them, including but not limited to any claims which relate to or arise out of such Releasing Party's prior relationship with the ListCo or its rights or status as a shareholder, officer or director of the ListCo. Each Warrantor hereby represents and warrants that it has adequate information regarding the terms of this Agreement, the scope and effect of the releases set forth in this Section 4.7, and all other matters encompassed by this Section 4.7 to make an informed and knowledgeable decision with regard to this Section 4.7, and that it has independently and without reliance upon the Released Parties made its own analysis and decision to enter into this Agreement. Each Warrantor further agrees not to, and will cause each Releasing Party not to, institute any litigation, lawsuit, claim or action against any Released Party with respect to any and all claims released in this Section 4.7. Each Warrantor acknowledges that it has had the benefit of advice of competent legal counsel with respect to its decision to enter into the release provided for in this Section 4.7. Each Warrantor further acknowledges that the consideration payable to it pursuant to this Agreement provides good and sufficient consideration for the releases set forth in this Section 4.7. This Section 4.7 is intended to benefit each of the Released Parties and their respective heirs and personal representatives, each whom shall be entitled to enforce the provisions hereof.

4.8   ListCo Public Filings.   From the date hereof through the Closing, each Warrantor shall cause ListCo to file with or furnish to the SEC when required by the Federal Securities Laws all reports or information required to be filed with or furnished to the SEC under the Federal Securities Laws and otherwise comply in all material respects with its reporting obligations under the Federal Securities Laws.

4.9   ListCo Listing. From the date hereof through the Closing, each Warrantor shall cause ListCo to ensure that ListCo Shares continue to be listed on the Nasdaq. Prior to the Closing Date, the Warrantors shall jointly procure the ListCo to complete the Reverse Share Split and pass other resolutions for the Proposed Shareholder Meeting.

4.10   No Shop.

(a)   During the Interim Period, each Warrantor, the ListCo and each of the ListCo's Subsidiaries will not, and will not permit any of its Representatives to, directly or indirectly, (i) discuss, encourage, negotiate, undertake, initiate, authorize, recommend, propose or enter into, whether as the proposed surviving, merged, acquiring or acquired corporation or otherwise, any transaction involving an Acquisition Proposal, other than the transactions contemplated by this Agreement, (ii) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Proposal, (iii) furnish or cause to be furnished, to any Person, any information concerning the business, operations, employees, properties or assets of the ListCo or any of its Subsidiaries in connection with an Acquisition Proposal or (iv) otherwise consent to, or cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing.

(b)   During the Interim Period, the Warrantors will notify the Purchaser orally and in writing promptly (but in no event later than twenty-four (24) hours) after receipt by the Warrantors, the ListCo, any of the ListCo's Subsidiaries, or any of their respective Representatives of any Acquisition Proposal from any Person, other than the Purchaser, or any request for non-public information relating to the ListCo or any of its Subsidiaries or for access to the properties, books or records of the ListCo or any of its Subsidiaries by any Person, other than the Purchaser, its Affiliates or its Representatives. Any such notice of an Acquisition Proposal will include the name of the proposed purchaser, the dollar amount, if any, of the purchase price of the Acquisition Proposal, its composition (*i.e.*, cash, securities, etc.), any material contingencies (*e.g.*, earn-out or other conditions) and any other material terms and provisions thereof.

(c)   The Warrantors and the ListCo and each of its Subsidiaries will (and will cause their respective Representatives to), immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than the Purchaser, its Affiliates or its Representatives) conducted heretofore with respect to any Acquisition Proposal. During the Interim Period, neither the ListCo nor any of its Subsidiaries will release any third party from the confidentiality and standstill provisions of any agreement to which the ListCo or any such Subsidiary is a party.

4.11   Notification of Certain Matters. During the Interim Period, the Warrantors will promptly notify the Purchaser of (a) any notice or other communication received by any of the Warrantors or the ListCo or any of its Subsidiaries from any Governmental Authority in connection with the transactions contemplated by this Agreement or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, (b) any Actions commenced or, to the knowledge of the ListCo, threatened against, relating to or involving or otherwise affecting any of the Warrantors or the ListCo or any of its Subsidiaries that relate to the transactions contemplated by this Agreement or that, if pending on the date hereof, would have been required to have been disclosed pursuant to this Agreement, (c) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event or action the occurrence or non-occurrence of which, has caused, or would reasonably be expected to cause, any representation or warranty made by such party contained in this Agreement to be untrue or inaccurate in any respect or that would render, or would reasonably be expected to render, any condition set forth herein incapable of being satisfied (whether or not curable), (d) any failure of any Warrantor, the ListCo, any of its Subsidiaries or, to the knowledge of the ListCo, their respective Representatives to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder; and (e) Save as Disclosed, any fact, circumstance, event or action the existence, occurrence, non-occurrence or taking of which, has had, or would reasonably be expected to have, individually or in the aggregate, a ListCo Impairment Effect or Material Adverse Effect. For the avoidance of doubt, the delivery of any notice pursuant to this Section will not (i) cure any breach of, or non-compliance with, any other provision of this Agreement, (ii) limit the remedies available to the Purchaser or its Affiliates, (iii) constitute an acknowledgment or admission of breach of this Agreement or (iv) be deemed to amend or supplement Disclosure Schedules.

4.12   ListCo Board Composition. Warrantors shall jointly procure that the ListCo shall take all actions to ensure that upon the Closing and provided that the Purchasers has made the payment payable prior to or upon the Closing as provided hereunder, the ListCo Board shall consist of seven (7) directors, up to five (5) of whom shall be designated by the Purchaser (the "Purchaser Director") in writing prior to the Closing and at least three (three) of whom shall meet the independence requirements of Rule 5605(c)(2)(A) of the Nasdaq rules (the "Agreed ListCo Board Composition"); provided, however, that each person designated by the Purchaser consents to service on the ListCo Board.

4.13   ListCo and ListCo Subsidiary Obligations. The Warrantors shall cause the ListCo and its Subsidiaries to comply with, and not breach or violate, any covenant, agreement or obligation required by this Agreement to be complied with, and not breached, by the ListCo and its Subsidiaries.

4.14   For one year after the date hereof: (a) the Securities may only be disposed of in compliance with state and federal securities laws; and (b) in connection with any transfer of Shares other than pursuant to an effective registration statement or Rule 144, to the ListCo or to an Affiliate of a Purchaser, the ListCo may require the transferor thereof to provide to the ListCo an opinion of counsel selected by the transferor and reasonably acceptable to the ListCo , the form and substance of which opinion shall be reasonably satisfactory to the ListCo, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act.

The Purchasers agree to the imprinting, so long as is required by this Section of a legend on any of the Securities in the following form:

[NEITHER] THIS SECURITY [NOR THE SECURITIES INTO WHICH THIS SECURITY IS [EXERCISABLE] [CONVERTIBLE]] HAS [NOT] BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY [AND THE SECURITIES ISSUABLE UPON [EXERCISE] [CONVERSION] OF THIS SECURITY] MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN "ACCREDITED INVESTOR" AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.

SECTION 5

CONDITIONS TO OBLIGATIONS

5.1   Conditions to Obligations of All Parties. The obligations of the Parties to consummate, or cause to be consummated, the Transaction are subject to the satisfaction at the Closing of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of the Parties:

(a)   *No Prohibition*. There shall not be in force and effect any (i) Law or (ii) Governmental Order by any Governmental Authority of competent jurisdiction, in either case, enjoining, prohibiting, making illegal, materially restricting or taking any other actions against, or threatened to enjoin, prohibit, make illegal, materially restrict or take any other actions against the consummation of any Transaction.

5.2   Additional Conditions to Obligations of the Warrantors. The obligations of the Warrantors to consummate, or cause to be consummated, the Transaction are subject to the satisfaction as of the Closing of each of the following additional conditions, any one or more of which may be waived (to the extent permitted by applicable Law) in writing by the Seller:

(a)   *Representations and Warranties*.

(i)   Each of the representations and warranties of the Purchaser contained in Section 3.3 that is (x) qualified by "materiality" or "Material Adverse Effect" or any similar limitation, shall be true and correct in all respects, and (y) not qualified by "materiality" or "Material Adverse Effect" or any similar limitation, shall be true and correct in all material respects, in the case of each of the foregoing clauses (x) and (y), as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(b)   *Agreements and Covenants*. The covenants and agreements of the Purchaser in this Agreement to be performed as of or prior to the Closing shall have been performed in all material respects.

(c)   *Officer's Certificate*. The Purchaser shall have delivered to the Seller a certificate, dated the Closing Date, to the effect that the conditions specified in Section 5.2(a) and Section 5.2(b) have been fulfilled.

5.3   Additional Conditions to the Obligations of the Purchaser. The obligation of the Purchaser to consummate or cause to be consummated the Transaction are subject to the satisfaction as of the Closing of each of the following additional conditions, any one or more of which may be waived (to the extent permitted by applicable Law) in writing by the Purchaser:

(a)   *Representations and Warranties*.

(i)   Each of the representations and warranties contained in Section 3.1 and Section 3.2 shall be true and correct as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(b)   *Agreements and Covenants*. The covenants and agreements of the Warrantors in this Agreement to be performed as of or prior to the Closing shall have been performed in all material respects.

(c)   *ListCo Board Composition*. The composition of the ListCo Board shall fully comply with the Agreed ListCo Board Composition.

(d)   *Officer's Certificate*. The Seller shall have delivered to the Purchaser a certificate signed by an officer of the Seller, dated the Closing Date, certifying that the conditions specified in Section 5.3(a) to Section 5.3(d) have been fulfilled.

(e)   The ListCo shall have delivered to the Purchaser a copy of board resolutions of the ListCo approving the transactions contemplated under this Agreement by affirmative votes of the requisite number of directors pursuant to the memorandum and articles of association of the ListCo and applicable Laws.

(f)   The Seller shall have delivered to the Purchaser a British Virgin Islands legal opinion issued by Ogier, Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola, British Virgin Islands, VG1110 in form and substance satisfactory to the Purchaser.

(g)   *No ListCo Impairment Effect*. From the date of this Agreement through the Closing Date, no ListCo Impairment Effect or Material Adverse Effect with respect to any Warrantor or the ListCo shall have occurred.

(h)   *No Actions*. Since the date of this Agreement, (i) no Action shall have been commenced involving the ListCo, any Affiliate or Subsidiary of the ListCo or any director, officer or executive of the ListCo nor shall (ii) the ListCo, any Affiliate or Subsidiary of the ListCo or any director, officer or executive of the ListCo have consented to any Governmental Order nor shall any Governmental Order have been issued Governmental Order that is binding on or applicable to any of such Persons or their property.

SECTION 6

TERMINATION

6.1   Termination. This Agreement may be validly terminated and the Transaction may be abandoned at any time prior to the Closing only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a)   by mutual written agreement of the Seller and the Purchaser;

(b)   by written notice from the Purchaser or the Seller to the other, if there shall be in effect any (i) Law or (ii) Governmental Order (other than, for the avoidance of doubt, a temporary restraining order), that (x) in the case of each of clauses (i) and (ii), permanently restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Transaction, and (y) in the case of clause (ii) such Governmental Order shall have become final and non-appealable;

(c)   by written notice from the Seller to the Purchaser, if the Purchaser has breached or failed to perform any of its representations, warranties, or covenants or other agreements contained in this Agreement, which breach or failure to perform is not cured by the Purchaser before the 30ᵗʰ day following receipt of written notice from the Seller of such breach or failure to perform, provided that the Seller shall not have the right to terminate this Agreement pursuant to this Section 6.1(c) if it is then in material breach of any of its representations, warranties, covenants or other agreements contained in this Agreement;

(d)   by written notice from the Purchaser, if any Warrantor has breached or failed to perform (save and except that the Purchaser is not entitled to serve the written notice to terminate this Agreement if the breach of Section 4.9 which is arising from the appointment of the Purchaser Directors) any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in the failure of a condition set forth in Section 5.3 to be satisfied and (ii) is not cured by such Warrantor(s) before the 30th day following receipt of written notice from the Purchaser of such breach or failure to perform;

(e)   by the Purchaser, immediately upon any breach by any Warrantor of Section 4.9 hereof; or

(f)   by written notice from the Seller or the Purchaser to the other, if the Closing shall not have been consummated on or prior to the Termination Date; for purposes of this Agreement, "Termination Date" means the date falling thirty (30) days after the date hereof; provided that, if, as of 11:59 p.m. (New York time) on the Termination Date, the right to terminate this Agreement pursuant to this Section 6.1(f) shall not be available to any Party whose breach of this Agreement results in the failure of the Closing to be consummated by such date.

6.2   Effect of Termination. Except as otherwise set forth in this Agreement, in the event of the termination of this Agreement pursuant to Section 6.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party or its Affiliates, or its Affiliates' Representatives, other than liability of any Party for any fraud or any intentional and willful breach of this Agreement by such Party occurring prior to such termination. The provisions of Section 4.6, this Section 6.2 (*Effect of Termination*), Sections 6.3 and 6.4 and Sections 8 and 9 and any other Section or Article of this Agreement referenced in the foregoing provisions which are required to survive in order to give appropriate effect to the foregoing provisions, shall in each case survive any termination of this Agreement.

6.3   In the event that this Agreement is terminated pursuant to Sections 6.1(a), 6.1(b), 6.1(d), 6.1(e) and 6.1(f), the Warrantors shall jointly and severally, within three (3) Business Days of such termination, return the First Installment to the Purchaser by wire transfer in immediately available funds in accordance with the wire instructions provided by the Purchaser to the Seller in writing no later than the date of such termination. The Purchaser shall have all rights and remedies set forth herein and all of the rights which such parties have under any Law, and shall be entitled to (1) seek equitable remedies, including specific performance, without posting a bond or other security, (2) to recover damages by reason of any breach of any provision of this Agreement, and (3) to exercise all other rights granted by Law.

6.4   In the event this Agreement is terminated pursuant to Section 6.1(c), the Seller shall be entitled to forfeit the First Installment, within three (3) Business Days of such termination.

SECTION 7

OTHER COVENANTS

7.1   Consummation of Agreement. Controlling Shareholders, the Seller and the Purchaser will each use its reasonable best efforts to achieve the fulfillment of all conditions to each Party's obligations to closing hereunder so that the Transaction shall be consummated. Except for events that are the subject of specific provisions of this Agreement, if any event should occur that would materially delay or prevent fulfillment of the conditions upon the obligations of any Party hereto to consummate the Transaction, that Party will notify the other of any such event and the Parties will use their respective reasonable, diligent and good faith efforts to cure or minimize the same as expeditiously as possible.

SECTION 8

INDEMNIFICATION

8.1   Obligation Of Controlling Shareholders and the Seller To Indemnify And Reimburse. Warrantors and their respective successors and assigns, jointly and severally, shall indemnify, reimburse, defend and hold harmless the Purchaser, its directors, officers, employees, Affiliates, agents, after Closing the ListCo and its Subsidiaries, successors and assigns from and against any claims, losses, liabilities, damages, causes of action, costs and expenses (including reasonable attorney's, accountant's, consultant's and expert's fees and expenses) (collectively the "Losses") resulting from, imposed upon, incurred or suffered by any of them, directly or indirectly, based upon, arising out of or otherwise in respect of (i) any inaccuracy in or any breach of any representation or warranty of any Warrantor, (ii) any breach on the part of any Warrantor of any covenant or agreement set forth in this Agreement, (iii) any Action by Governmental Authority or by any Person who is or was a securityholder of the ListCo, in each case arising out of facts or circumstances existing on or prior to the Closing (including the execution and delivery of this Agreement, the performance by the Warrantors, the ListCo and Purchaser of their respective obligations hereunder, or the consummation of the Transaction), (iv) the issuance of any Governmental Order binding on or applicable to the ListCo, any Affiliate or Subsidiary of the ListCo or any director, officer or executive of the ListCo, in each case arising out of facts or circumstances existing on or prior to the Closing, and (v) any fraud or any intentional and willful breach of this Agreement by any of the Warrantors, the ListCo or any of their respective Representatives.

8.2   Obligation Of Purchaser To Indemnify And Reimburse. The Purchaser and its successors and assigns, jointly and severally, shall indemnify, defend and hold harmless Controlling Shareholders and the Seller and its successors and assigns from and against any Losses resulting from, imposed upon, incurred or suffered by any of them, directly or indirectly, based upon, arising out of or otherwise in respect of (i) any inaccuracy in or breach of any representation or warranty of the Purchaser, and (ii) any breach on the part of the Purchaser of any covenant or agreement set forth in this Agreement.

8.3   Notice. A Party seeking indemnification pursuant to Section 8 (an "Indemnified Party") shall give prompt notice to the Party from whom such indemnification is sought (the "Indemnifying Party") of the assertion of any Losses, or the commencement of any Action (a "Third-Party Claim"), in respect of which indemnity is or may be sought hereunder and will give the Indemnifying Party such information with respect thereto as the Indemnifying Party may reasonably request, but failure to give such notice shall not relieve the Indemnifying Party of any liability hereunder (except to the extent the Indemnifying Party has suffered actual prejudice thereby).

8.4   Defense of Third-Party Claims. The Indemnified Persons may, subject to the provisions of this Section 8, pay, compromise or defend such Third-Party Claim and seek indemnification for any and all Losses that they may incur arising out of, relating to or resulting from such Third-Party Claim. The Indemnified Party will keep the Indemnifying Party reasonably informed concerning the status of any such Third-Party Claim and any related proceedings and all stages thereof. The Indemnifying Party will cooperate in good faith with the Indemnified Party in all reasonable respects in connection with the defense of any Third-Party Claim, including furnishing information and testimony and making available and retaining records relevant or relating to such Third-Party Claim as may be reasonably necessary for the preparation of the defense for, and the defense of, such Third-Party Claim, attending such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith.   The Indemnifying Party will have the right, but not the obligation, to participate in any Third-Party Claim using the Indemnifying Party's own counsel (at the Indemnifying Party's sole cost and expense), which counsel will be reasonably acceptable to the Indemnified Party, and the Indemnified Party will cooperate in good faith with the Indemnifying Party in respect of such participation.

8.5   Settlement. The Indemnified Party will not agree to any settlement of such Third-Party Claim without the written consent of the Indemnifying Party (which consent will not be unreasonably withheld, conditioned or delayed); *provided*, *however*, if the Indemnifying Party refuses to acknowledge liability for indemnification under this Section 8 in connection with such settlement or if a Third-Party Claim (A) seeks relief other than the payment of monetary damages or could result in the imposition of an Governmental Order that would restrict in any respect any present or future activity or conduct of any Indemnified Person (including the ListCo and its Subsidiaries), (B) seeks a finding or admission of a violation of Law (including any Third-Party Claim seeking to impose criminal fines. Penalties or Sanctions) or of any Governmental Order or of a violation of the rights of any Person by any Indemnified Person (including the ListCo and its Subsidiaries) or (C) together with all other pending Third-Party Claims, seeks relief in excess of the Indemnifying Party's remaining maximum indemnification obligations hereunder with respect to such Third-Party Claim, then, in each such case, the Indemnified Party will be entitled to solely direct the defense of and settle any such Third-Party Claim without the written consent of the Indemnifying Party.

8.6   Limitation of Liability. Except for indemnification with respect to (iii), (iv) and (v) of Section 8.1, each Party's liability to the other Party under this Agreement shall be limited to the aggregate Purchase Price that the Seller has received.

8.7   Survival of Representations and Warranties. All representations and warranties, made by the Warrantors and the Purchaser herein shall survive for twenty-four (24) months from the Closing Date; *provided*, *however*, that the Fundamental Representations shall survive the Closing indefinitely. The covenants and other agreements of each Party contained in this Agreement (x) that are required to be performed in whole prior to the Closing will survive the Closing and will terminate on the twelve (12) month anniversary of the Closing Date and (y) that require performance after the Closing shall survive the Closing until fully discharged in accordance with their terms. Any claim for indemnification by the Purchaser pursuant to Section 8.1(iv) shall survive the Closing indefinitely. Notwithstanding anything to the contrary in this Agreement, the obligations to indemnify and hold harmless an Indemnified Party pursuant to this Section 8 in respect of a matter subject to indemnification pursuant to Section 8.1 or Section 8.2 will terminate on the applicable survival termination date (as set forth in this Section 8.7), unless a Party will have made a claim for indemnification pursuant to Section 8.3, subject to the terms and conditions of this Section 8 prior to such survival termination date, as applicable, including by delivering a notice pursuant to Section 8.3 prior to such survival termination date, as applicable. Notwithstanding anything to the contrary herein, if an Indemnified Party has made a claim for indemnification pursuant to Section 8.3 and delivered such a notice prior to such survival termination date, then such claim (and only such claim), if then unresolved, will not be extinguished by the passage of the deadlines set forth in this Section 8.7 and such claim will survive until such claim is finally and fully resolved and disposed of in accordance with the terms of this Agreement.

8.8   Miscellaneous. In determining the existence of, and any Losses arising from, any inaccuracy or breach of a representation or warranty herein, the terms "material" or "materially," any clause or phrase containing "material," "materially," "material respects," "Material Adverse Effect" or any similar terms, clauses or phrases in any such representation or warranty will be disregarded (as if such word or clause, as applicable, were deleted from such representation, warranty or covenant). All indemnification rights hereunder shall survive the execution and delivery of this Agreement and the consummation of the Transactions accordance with the terms of this Section 8, regardless of any investigation, inquiry or examination made for or on behalf of, or any knowledge of, a Party, a Party's Representatives and any of the other Indemnified Party or the acceptance by a Party of any certificate. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, payment of Losses, or other remedies based on such representations, warranties, covenants and agreements. The Parties hereto agree that any indemnification payments made pursuant to this Agreement will be treated for Tax purposes as an adjustment to the Purchase Price, unless otherwise required by applicable Law.

SECTION 9

MISCELLANEOUS

9.1   <u>Waiver</u>. At any time and from time to time, the Seller may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the Purchaser; (b) waive any inaccuracies in the representations and warranties of the Purchaser contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable Law, waive compliance by the Purchaser with any of the agreements or conditions contained herein applicable to such Party. At any time and from time to time, the Purchaser may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of any Warrantor; (b) waive any inaccuracies in the representations and warranties of any Warrantor contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable Law, waive compliance by any Warrantor with any of the agreements or conditions contained herein applicable to such Party. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

9.2   <u>Notices</u>. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other internationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

(a)   If to Controlling Shareholders and Seller, to:

(b)   If to the Purchaser, to:

or to such other address or addresses as the Parties may from time to time designate in writing, provided however that any notices sent pursuant to (i) to (iii) shall be accompanied by an electronic mail notice. Without limiting the foregoing, any Party may give any notice, request, instruction, demand, document or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, ordinary mail or electronic mail), but no such notice, request, instruction, demand, document or other communication shall be deemed to have been duly given unless and until it actually is received by the Party for whom it is intended.

9.3   <u>Assignment</u>. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Any attempted assignment in violation of the terms of this Section 9.03 shall be null and void, *ab initio*.

9.4   Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement; provided that notwithstanding the foregoing, in the event the Closing occurs, Indemnified Parties are intended third-party beneficiaries of, and may enforce, Section 8.

9.5   Expenses. Each Party hereto shall bear its own expenses incurred in connection with this Agreement and the other Transaction Agreements and the transactions herein and therein contemplated, including all fees of its legal counsel, financial advisers and accountants (such Party's "Expenses").

9.6   Governing Law. This Agreement, and all Actions or causes of action based upon, arising out of, or related to this Agreement or the Transaction, shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. Subject to Section 9.12, each Party irrevocably and unconditionally agrees that it will not commence any Action of any kind whatsoever against any other Party in arising out of or in connection with this Agreement and all contemplated transactions, including contract, equity, tort, fraud, and statutory claims, in any forum other than the U.S. District Court for the Southern District of New York or, if such court does not have subject matter jurisdiction, the courts of the State of New York sitting in New York, New York, and any appellate court from any thereof. Each Party irrevocably and unconditionally submits to the exclusive jurisdiction of such courts and agrees to bring any such Action only in such courts. Each Party agrees that a final judgment in any such Action is conclusive and may be enforced in other jurisdictions by Action on the judgment or in any other manner provided by Law.

9.7   Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery by email to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.

9.8   Schedules and Exhibits. The Schedules and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a Party in the Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to those sections or schedules to which such disclosure may apply solely to the extent the relevance of such disclosure is reasonably apparent on the face of the disclosure in such Schedule. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

9.9   Entire Agreement. This Agreement (together with the Schedules and Exhibits to this Agreement) and the other Transaction Agreements, constitute the entire agreement among the Parties relating to the Transaction and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Subsidiaries relating to the Transaction.

9.10   Amendments. This Agreement may not be amended except by an instrument in writing signed by each of the Parties.

9.11   Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law.

9.12   Arbitration. Any dispute arising out of or in connection with this Agreement and the transactions contemplated hereby, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration administered by the Singapore International Arbitration Centre ("SIAC") in accordance with the Arbitration Rules of the Singapore International Arbitration Centre ("SIAC Rules") for the time being in force, which rules are deemed to be incorporated by reference in this clause. The seat of arbitration shall be Singapore. The Tribunal shall consist of three arbitrators. The arbitration proceedings shall be conducted in English. All members of the Tribunal shall have been admitted to the New York bar and shall have experience in mergers and acquisitions transactions governed by New York law. For the avoidance of doubt, a request by a Party to a court of competent jurisdiction specified in Section 9.6 for interim measures of equitable relief necessary to preserve such Party's rights, including pre-arbitration attachments, injunctions, or other equitable relief, shall not be deemed incompatible with, or a waiver of, the agreement to arbitrate in this Section 9.12.

9.13   Waiver of trial by jury. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO ANY TRANSACTION AGREEMENT OR THE TRANSACTIONS.

9.14   Equitable Remedies. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement or any other Transaction Agreement in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (i) the Parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement or any other Transaction Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 6.1, this being in addition to any other remedy to which they are entitled under this Agreement or any other Transaction Agreement, and (ii) the right of specific enforcement is an integral part of the Transaction and without that right, none of the Parties would have entered into this Agreement. Each Party agrees that it will not allege, and each Party hereby waives the defense, that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this and to enforce specifically the terms and provisions of this Agreement or any other Transaction Agreement in accordance with this Section 9.14 shall not be required to provide any bond or other security in connection with any such injunction.

[*Signature pages follow.*]

IN WITNESS WHEREOF, the parties hereto have caused their respective duly authorized representatives to execute this Agreement as of the day and year first above written.

PURCHASER

<u>FIRE LUCKY INVESTMENT CO., LTD</u>

By: /s/ Dawei Yuan

Name: Dawei Yuan

Title: Director

IN WITNESS WHEREOF, the parties hereto have caused their respective duly authorized representatives to execute this Agreement as of the day and year first above written.

SELLER

GADERWAY INVESTMENTS LIMITED

By:_____/s/ Tai Wai (Stephen) Lam____

Name: Tai Wai (Stephen) Lam

Title: Director

IN WITNESS WHEREOF, the parties hereto have caused their respective duly authorized representatives to execute this Agreement as of the day and year first above written.

CONTROLLING SHAREHOLDERS

Tai Wai (Stephen) Lam (林大炜)

_____/s/ Tai Wai (Stephen) Lam_____

IN WITNESS WHEREOF, the parties hereto have caused their respective duly authorized representatives to execute this Agreement as of the day and year first above written.

CONTROLLING SHAREHOLDERS

Chi Weng Tam (谭志荣)

_____/s/ Chi Weng Tam_____